Exhibit 99.1

GERDAU S.A.

Condensed consolidated interim financial statements

as of March 31, 2011

GERDAU S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS

in thousands of Brazilian reais (R$)

(Unaudited)

	Note	March 31, 2011	December 31, 2010
CURRENT ASSETS
Cash and cash equivalents		1,078,466	1,061,034
Short-term investments
Held for Trading	4	1,334,046	1,105,902
Available for sale	4	7,165	9,559
Trade accounts receivables, net	5	3,557,188	3,153,027
Inventories	6	6,614,218	6,797,785
Tax credits		545,183	586,056
Unrealized gains on derivatives	12	416	783
Other current assets		266,622	231,798
		13,403,304	12,945,944

NON-CURRENT ASSETS
Long-term investments	4	26,194	26,797
Tax credits		410,296	401,222
Deferred income taxes	7	1,416,007	1,579,011
Unrealized gains on derivatives	12	6,415	5,529
Judicial deposits		543,976	493,502
Other non-current assets		193,669	212,180
Prepaid pension cost		401,502	437,072
Investments in associates and jointly-controlled entities		1,287,840	1,264,520
Other investments		19,224	19,002
Goodwill	9	8,029,956	8,158,098
Other intangibles		1,166,186	1,176,823
Property, plant and equipment, net	8	16,027,040	16,171,560
		29,528,305	29,945,316

TOTAL ASSETS		42,931,609	42,891,260

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS

in thousands of Brazilian reais (R$)

	Note	March 31, 2011	December 31, 2010
CURRENT LIABILITIES
Trade accounts payable		2,387,699	1,783,274
Short-term debt	10	1,601,285	1,577,968
Debentures	11	127,236	115,069
Taxes payable		639,383	524,967
Payroll and related liabilities		372,501	475,237
Dividends payable		—	90,289
Environmental liabilities		17,389	29,191
Put options on non-controlling interests		36,133	0
Other current liabilities		430,017	425,905
		5,611,643	5,021,900

NON-CURRENT LIABILITIES
Long-term debt	10	11,844,464	12,360,056
Debentures	11	661,837	616,902
Deferred income taxes	7	1,975,539	2,270,849
Unrealized losses on derivatives	12	78,682	92,476
Provision for tax, civil and labor liabilities	13	681,160	645,375
Environmental liabilities		52,961	42,902
Employee benefits		793,490	834,471
Put options on non-controlling interests	12-f	508,358	516,706
Other non-current liabilities		337,280	342,008
		16,933,771	17,721,745

EQUITY	15
Capital		15,651,352	15,651,352
Treasury stocks		(227,934)	(161,405)
Legal reserve		307,329	307,329
Stock options		26,999	22,700
Other reserves		(1,979,477)	(1,884,002)
Retained earnings		5,486,264	5,534,468
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT		19,264,533	19,470,442

NON-CONTROLLING INTERESTS		1,121,662	677,173

EQUITY		20,386,195	20,147,615

TOTAL LIABILITIES AND EQUITY		42,931,609	42,891,260

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

in thousands of Brazilian reais (R$)

(Unaudited)

		For the Three-month periods ended
	Note	March 31, 2011	March 31, 2010

NET SALES		8,363,791	7,107,586

Cost of sales	19	(7,199,062)	(5,700,279)

GROSS PROFIT		1,164,729	1,407,307

Selling expenses	19	(138,224)	(121,225)
General and administrative expenses	19	(441,266)	(382,061)
Other operating income	19	45,329	38,608
Other operating expenses	19	(9,923)	(16,451)
Equity in earnings of unconsolidated companies		33,924	15,302

NET INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES		654,569	941,480

Financial income	20	58,141	75,802
Financial expenses	20	(255,500)	(253,202)
Exchange variations, net	20	25,885	(70,845)
Gain and losses on derivatives, net	20	131	1,449

NET INCOME BEFORE TAXES		483,226	694,684

Income and social contribution taxes
Current	7	(123,560)	(185,964)
Deferred	7	49,773	64,024

NET INCOME FOR THE PERIOD		409,439	572,744

ATTRIBUTED TO:
Owners of the parent		390,803	504,265
Non-controlling interests		18,636	68,479
		409,439	572,744

Basic net income per share - preferred and common	16	0.26	0.36

Diluted net income per share - preferred and common	16	0.26	0.35

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

in thousands of Brazilian reais (R$)

(Unaudited)

	For the Three-month periods ended
	March 31, 2011		March 31, 2010
Net income for the period		409,439		572,744
Cumulative translation difference		(201,382)		184,711
Unrealized Gains (Losses) on net investment hedge		103,125		(59,700)
Cash flow hedges
Unrealized Gains (Losses), gross of tax of R$ (5,246) and R$ (12,995), respectively	(13,626)		(33,929)
Reduced by: reclassification adjustments of gains included in net income, gross of tax of R$ 295	—	(13,626)	893	(33,036)
Unrealized Losses on available for sale securities, gross of tax of R$ (427) and R$ (86), respectively		(1,294)		(280)
Income tax relating to components of other comprehensive income		5,673		12,786

Total comprehensive income for the period, net of tax		301,935		677,225

Total comprehensive income attributable to:
Owners of the parent		295,328		601,087
Non-controlling interests		6,607		76,138
		301,935		677,225

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONDENSED STATEMENTS OF CHANGES IN EQUITY

in thousands of  Brazilian reais (R$)

(Unaudited)

	Attributed to parent company’s interest
						Other reserves
	Capital	Treasury stock	Legal reserve	Stock option	Retained earnings	Gains and losses on available for sale securities	Gains and losses on net investment hedge	Gains and losses on derivatives	Cumulative translation difference	Total parent company’s interest	Non-controlling interests	Total Shareholder’s Equity
Balance as of January 1, 2010	14,184,805	(124,685)	200,205	9,018	5,578,045	1,952	259,650	(22,147)	(1,579,370)	18,507,473	3,497,320	22,004,793
2010 Changes in Equity
Net income for the period	—	—	—	—	504,265	—	—	—	—	504,265	68,479	572,744
Other comprehensive income (loss) recognized in the period	—	—	—	—	—	(188)	(59,700)	(13,259)	169,969	96,822	7,659	104,481
Total comprehensive income (loss) recognized in the period	—	—	—	—	504,265	(188)	(59,700)	(13,259)	169,969	601,087	76,138	677,225
Stock option expenses recognized in the period	—	—	—	3,130	—	—	—	—	—	3,130	—	3,130
Stock option exercised during the period	—	1,823	—	(552)	—	—	—	—	—	1,271	—	1,271
Dividends/interest on capital	—	—	—	—	—	—	—	—	—	—	(8,313)	(8,313)
Non-controlling interest on consolidated entities	—	—	—	—	(5,182)	—	—	—	—	(5,182)	28,740	23,558
Effect of IAS 29 - Hyperinflationary economies	—	—	—	—	(27,356)	—	—	—	—	(27,356)	(505)	(27,861)
Put options	—	—	—	—	—	—	—	—	—	—	25,156	25,156
Treasury stock	—	(44,620)	—	—	—	—	—	—	—	(44,620)	—	(44,620)
Balance as of March 31, 2010	14,184,805	(167,482)	200,205	11,596	6,049,772	1,764	199,950	(35,406)	(1,409,401)	19,035,803	3,618,536	22,654,339

Balance as of January 01, 2011	15,651,352	(161,405)	307,329	22,700	5,534,468	2,706	390,400	(33,733)	(2,243,375)	19,470,442	677,173	20,147,615
2011 Changes in Equity
Net income for the period	—	—	—	—	390,803	—	—	—	—	390,803	18,636	409,439
Other comprehensive income (loss) recognized in the period	—	—	—	—	—	(844)	103,125	(5,571)	(192,185)	(95,475)	(12,029)	(107,504)
Total comprehensive income (loss) recognized in the period	—	—	—	—	390,803	(844)	103,125	(5,571)	(192,185)	295,328	6,607	301,935
Dividends/interest on capital	—	—	—	—	—	—	—	—	—	—	(6,932)	(6,932)
Stock option expenses recognized in the period	—	—	—	5,820	—	—	—	—	—	5,820	56	5,876
Stock option exercised during the period	—	3,699	—	(1,521)	—	—	—	—	—	2,178	—	2,178
Effects of interest in subsidiaries	—	—	—	—	(439,007)	—	—	—	—	(439,007)	444,758	5,751
Treasury stock	—	(70,228)	—	—	—	—	—	—	—	(70,228)	—	(70,228)
Balance as of March 31, 2011	15,651,352	(227,934)	307,329	26,999	5,486,264	1,862	493,525	(39,304)	(2,435,560)	19,264,533	1,121,662	20,386,195

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

in thousands of Brazilian reais (R$)

(Unaudited)

		For the Three-month periods ended
	Note	March 31, 2011	March 31, 2010

Cash flows from operating activities
Net income for the period		409,439	572,744
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	19	447,564	459,754
Equity in earnings of unconsolidated companies	18	(33,924)	(15,302)
Exchange variation, net	20	(25,885)	70,845
Gains on derivatives, net	20	(131)	(1,449)
Post-employment benefits		24,074	(4,506)
Stock based remuneration		4,299	4,901
Income tax	7	73,787	121,940
Gain on disposal of property, plant and equipment and investments		(154)	(1,275)
Allowance (Reversal) for doubtful accounts		8,029	(2)
Provision for tax, labor and civil claims		35,387	58,443
Interest income on investments	20	(23,183)	(61,360)
Interest expense on loans	20	203,868	218,657
Provision for net realisable value adjustment in inventory		18,031	4,235
Reversal of net realisable value adjustment in inventory		(56,235)	(29,952)
		1,084,966	1,397,673
Changes in assets and liabilities:
Increase in trade accounts receivable		(432,566)	(702,852)
Decrease (Increase) in inventories		172,423	(396,320)
Increase in trade accounts payable		605,688	439,337
Increase in other receivables		(4,371)	(99,315)
Decrease in other payables		(33,323)	(12,001)
Distributions from joint-controlled entities		2,690	28,055
Purchases of trading securities		(582,293)	(2,432)
Proceeds from maturities and sales of trading securities		377,637	395,831
Cash provided by operating activities		1,190,851	1,047,976

Interest paid on loans and financing		(228,015)	(145,923)
Income and social contribution taxes paid		(49,675)	(126,793)
Net cash provided by operating activities		913,161	775,260

Cash flows from investing activities
Additions to property, plant and equipment		(333,178)	(233,302)
Proceeds from sales of property, plant and equipment, investments and other intangibles		1,032	2,482
Additions to other intangibles		(47,524)	(5,250)
Purchases of available for sale securities		—	(300,027)
Proceeds from sales of available for sale securities		1,290	54,993
Net cash used in investing activities		(378,380)	(481,104)

Cash flows from financing activities
Purchase of own shares		(66,529)	(44,620)
Dividends and interest on capital paid		(90,544)	(282,464)
Payment of loans and financing fees		(3,101)	(2,650)
Proceeds from loans and financing		361,835	134,331
Repayment of loans and financing		(704,428)	(375,752)
Intercompany loans, net		360	4,183
Net cash used in financing activities		(502,407)	(566,972)

Exchange variation on cash and cash equivalents		(14,942)	24,574

Increase (Decrease) in cash and cash equivalents		17,432	(248,242)
Cash and cash equivalents at beginning of period		1,061,034	2,091,944
Cash and cash equivalents at end of period		1,078,466	1,843,702

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2011

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

NOTE 1 - GENERAL INFORMATION

Gerdau S.A. is a publicly traded corporation (sociedade anônima) with its corporate domicile in the city of Rio de Janeiro, Brazil, and is a holding company in the Gerdau Group, which comprises subsidiaries, associates and jointly-controlled entities engaged in the production and sale of steel products from plants located in Brazil, Argentina, Chile, Colombia, Guatemala, Mexico, Peru, Dominican Republic, Uruguay, Venezuela, United States, Canada, Spain, and India. The Gerdau Group started its path of expansion over a century ago and it is one of the main players in the process of consolidating the global steel industry. The Company produces common long steel, special steels and flat steels, mainly through the production process in electric furnaces using scrap and pig iron that are mostly purchased in the region in which each plant operates (mini-mill concept), and also produces steel from iron ore (through blast furnaces and direct reduction). Its products serve the sectors of civil construction, industry, automotive and agriculture.

The Condensed Consolidated Interim Financial Statements of Gerdau S.A and subsidiaries (collectively referred to as the “Company”) were approved by the Disclosure Committee on May 04, 2011.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

2.1 - Basis of Presentation

The Company’s Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2011 have been prepared in accordance with the International Accounting Standard (IAS) Nº 34, that establishes the content of a condensed interim financial statement. These Condensed Consolidated Interim Financial Statements should be read in conjunction with the Consolidated Financial Statements of Gerdau S.A., as of December 31, 2010, which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by IASB.

The preparation of the Condensed Consolidated Interim Financial Statements in accordance with IAS 34 requires Management to make accounting estimates. The Condensed Consolidated Interim Financial Statements have been prepared using the historical cost as its basis, except for the valuation of certain financial instruments and biological assets, which are measured at fair value.

The same accounting policies and methods of calculation were used in these Condensed Consolidated Interim Financial Statements as they were applied in the Consolidated Financial Statements as of December 31, 2010, except, where applicable, for the impact of the adoption of standards and interpretations of rules described below:

2.2 — New IFRS and Interpretations of the IFRIC (International Financial Reporting Interpretations Committee)

Some new IASB accounting procedures and IFRIC interpretations were issued and/or reviewed and have their optional or mandatory adoption for the period beginning on January 1, 2011. The Company’s assessment on the impact of these new procedures and interpretations is as follows:

Standards and Interpretations in force and or adopted in advance

IAS 32 — IFRS Classification of Rights Issues: Amendment to IAS 32

In October 2009, the IASB revised IAS 32, which deals with contracts that will or may be settled in the entity’s own equity instruments and establish that rights, options or warrants to acquire a fixed number of the entity’s own equity instruments for a fixed amount of any currency are equity instruments. This change is effective for years beginning on or after February 1, 2010. The adoption of this revised standard did not have an impact in the Company’s Consolidated Financial Statements.

IFRS 1 and IFRS 7— Limited Exemption from Comparative IFRS 7 Disclosures for First-time Adopters

In January 2010, the IASB amended IFRS 1 and IFRS 7, which deal with aspects of comparative information disclosure of financial instruments. These changes are effective for years beginning on or after July 1, 2010. The adoption of these changes did not have an impact in the Company’s Consolidated Financial Statements.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2011

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

IFRIC 19 — Extinguishing Financial Liabilities with Equity Instruments

In November 2009, the IFRIC issued the interpretation IFRIC 19, which deals with the issuance of equity instruments by an entity to its creditor with the objective of settling financial liabilities. This interpretation is effective for years beginning on or after July 1, 2010. The adoption of this interpretation did not have an impact in the Company’s Consolidated Financial Statements.

IAS 24 —Related Party Disclosures

In November 2009, the IASB revised IAS 24, which deals with disclosures of transactions with related parties and relationships between parents and subsidiaries. This change is effective for years beginning on or after January 1, 2011. The adoption of this revised standard did not have an impact in the Company’s Consolidated Financial Statements.

IFRIC 14 — Prepayments of a Minimum Funding requirement — Amendments to IFRIC 14

In November 2009, the IFRIC amended IFRIC 14, which is applied in limited circumstances when an entity is subject to minimum funding requirements and makes a prepayment of contributions to cover these requirements. These changes are effective for annual reporting periods beginning on or after January 1, 2011. The adoption of these changes did not have any impact in the Company’s Consolidated Financial Statements.

IFRS Annual improvements of May 2010

In May 2010, the IASB revised various standards and interpretations as follows: IFRS 1, IFRS 3, IFRS 7, IAS 1, IAS 27, IAS 34 and IFRIC 13. The change in the standard IFRS 3 is effective for years beginning on or after July 1, 2010. The other changes in standards are effective for years beginning on or after January 1, 2011. The effects related to the adoption of these changes did not impact the Company Consolidated Financial Statements.

Standards and Interpretations of standards not yet effective

IFRS 9 — Financial Instruments

In November 2009, the IASB issued IFRS 9, which has the objective of replacing the standard IAS 39 Financial Instruments: Recognition and Measurement, in three stages. This standard is the first part of stage 1 of IAS 39 replacement and addresses the classification and measurement of financial assets. This standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company is assessing the impacts from the adoption of this standard and possible differences compared to IAS 39.

IFRS 7 - Disclosure - Transfers of Financial Assets

In October 2010, the IASB revised IFRS 7. This amendment has the objective of adding disclosures that enable users of financial statements to assess the risk of exposure over transfers of financial assets and the effects of these risks on the entity’s financial position. The change in the standard IFRS 7 is effective for annual periods beginning on or after July, 2011. The Company is evaluating the impact of the adoption of this amendment in its Consolidated Financial Statements.

IFRS 1 — Severe Hyperinflation and Removal of Fixed Dates for First-time Adopters

In December 2010, the IASB revised IFRS 1. The change of IFRS 1 provides guidelines to first-time adopters, which are located in countries with hyperinflationary economy and also removes fixed dates with the objective of avoiding the treatment of transactions that occurred before the date of transition to IFRSs. The revised standard is effective for annual reporting periods beginning on or after July 1, 2011. The Company understands that these changes will not impact its Consolidated Financial Statements since it already adopts IFRS 1.

IAS 12 — Deferred Tax: Recovery of Underlying Assets

In December 2010, the IASB revised IAS 12. The change of IAS 12 addresses issues related to the determination of the way deferred income tax assets and liabilities are expected to be recover when an investment property is measured using

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2011

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

the fair value model of IAS 40. The revised standard is effective for annual reporting periods beginning on or after January 1, 2012. The Company is assessing the impact of applying this change on its Consolidated Financial Statements.

NOTE 3 — CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The Condensed Consolidated Interim Financial Statements includes Gerdau S.A. and its subsidiaries in which it holds controlling interest.

3.1 - Subsidiaries

The Company did not have material changes of participation in subsidiaries for the period ended March 31, 2011.

3.2 - Jointly-Controlled Entities

The Company did not have material changes of participation in jointly-controlled entities for the period ended March 31, 2011.

3.3 — Associate companies

The Company did not have material changes of participation in associate companies for the period ended March 31, 2011.

3.4 — Acquisition of additional interest in subsidiaries

a) Tamco

On October 21, 2010, the Company, through its subsidiary, Gerdau Ameristeel, purchased 100% of the shares of Tamco, a “mini-mill” that produces rebar and is one of the largest producers in the U.S. West Coast. Located in Rancho Cucamonga in California, the Tamco is the only producer of long steel products in California and primarily serves the markets of California, Arizona and Nevada.

In March 2011, the Company completed the fair value assessment of the assets and liabilities of Tamco resulting in the recognition of an additional goodwill of R$ 4,543 which has a substantial offsetting entry in line item intangible assets.

The table below shows the fair measurement of Tamco’s assets and on acquisition date:

	Book Value	Acquisition Adjustments	Fair value upon acquisition
Net assets (liabilities) acquired
Current assets	75,649	(7,045)	68,604
Property, plant and equipment	69,216	103,751	172,967
Intangible assets	11,365	11,520	22,885
Goodwill	—	94,906	94,906
Non-current assets	558	29	587
Current liabilities	(17,589)	(521)	(18,110)
Non-current liabilities	(18,142)	(40,587)	(58,729)
	121,057	162,053	283,110

Total purchase price considered			283,110

The Company recognized goodwill arising on this acquisition due to the expansion of the Company’s geographic footprint in western United States and because it believes it will succeed in integrating the business operations and will generate synergies from the acquisition.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2011

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

NOTE 4 - SHORT AND LONG-TERM INVESTMENTS

Held for trading

Held for trading securities include Bank Deposit Certificates and marketable securities investments, which are stated at their fair value. Income generated by these investments is recorded as financial income. On March 31, 2011 the Company held R$ 1,334,046 (R$ 1,105,902 as of December 31, 2010) in trading securities.

Available for sale securities

As of March 31, 2011 the Company held R$ 7,165 (R$ 9,559 as of December 31, 2010) in available for sale securities in current assets and R$ 26,194 (R$ 26,797 as of December 31, 2010) in non-current assets, net of provision for losses.

NOTE 5 — ACCOUNTS RECEIVABLE

	March 31, 2011	December 31, 2010
Trade accounts receivable - in Brazil	1,234,058	1,046,962
Trade accounts receivable - exports from Brazil	221,268	312,870
Trade accounts receivable - foreign subsidiaries	2,170,579	1,860,458
(-) Allowance for doubtful accounts	(68,717)	(67,263)
	3,557,188	3,153,027

NOTE 6 - INVENTORIES

	March 31, 2011	December 31, 2010
Finished products	2,502,527	2,455,459
Work in progress	1,329,877	1,418,347
Raw materials	1,519,963	1,639,393
Storeroom supplies	974,615	1,037,672
Advances to suppliers	184,788	104,262
Imports in transit	216,398	295,040
(-) Provision for market value adjustment	(113,950)	(152,388)
	6,614,218	6,797,785

The changes in the provision for market value adjustment are as follows:

Balance as of January 01, 2010	(150,321)
Provision for the year	(50,526)
Write-offs	50,634
Exchange rate variation	3,781
Business acquisitions	(5,956)
Balance as of December 31, 2010	(152,388)
Provision for the year	(18,031)
Write-offs	56,235
Exchange rate variation	234
Balance as of March 31, 2011	(113,950)

Inventories are insured against fire and flooding. The insurance coverage is based on the amounts and risks involved.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2011

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

During the three-month periods ended on March 31, 2011 and March 31, 2010 the amounts of R$ 7,199,062 and R$ 5,700,279, were recognized, respectively, as cost of sales and freight. As of March 31, 2011, the cost of sales include the amounts of R$ 56,235 (R$ 29,952 as of March 31, 2010) related to inventories permanently written off and R$ 18,031 (R$ 4,235 as of March 31, 2010) related to the recognition of a provision for Net realizable value of inventories.

NOTE 7 — INCOME AND SOCIAL CONTRIBUTION TAXES

The Company’s subsidiaries in Brazil received R$ 3,289 as of March 31, 2011 (R$ 10,911 as of March 31, 2010) of tax incentives in the form of income tax credits, related to technological innovation, funds for the rights of children and adolescents, PAT (Workers’ Meal Program), and cultural and artistic activities. The units of the subsidiary Gerdau Aços Longos S.A., located in the northeast region of Brazil, will receive until 2013, a 75% reduction in income tax on operating profit, which represented R$ 1,322 as of March 31, 2011 (R$ 7,051 as of March 31, 2010). The respective tax incentives were recorded directly in the income and social contribution tax account in the statement of income.

As of March 31, 2011, the Company had total tax loss carryforwards arising from its operations in Brazil of R$ 403,967 for income tax (R$ 607,370 as of December 31, 2010) and R$ 540,595 for social contribution tax (R$ 849,946 as of December 31, 2010), representing a deferred tax asset of R$ 149,645 (R$ 228,293 as of December 31, 2010). The Company believes that the amounts will be realized based on future taxable income. In addition to these deferred tax assets, the Company has not recorded a portion of the tax asset of R$ 42,009 (R$ 68,048 as of December 31, 2010), due to the lack of opportunity to use the tax loss carryforwards in its subsidiaries. Notwithstanding, these tax loss carryforwards do not have an expiration date.

As of March 31, 2011, the subsidiary Gerdau Ameristeel has a deferred tax asset from tax losses in its operation in Canada in the amount of R$ 113,589 related to income tax (R$ 113,272 as of December 31, 2010). The subsidiary believes the amounts will be used with future taxable income, and historically the subsidiary has generated enough taxable income to the use of these assets.

As of March 31, 2011, the subsidiary Gerdau Ameristeel had R$ 149,080 (R$ 151,551 as of December 31, 2010) of capital losses that had not been recognized in the Company’s condensed consolidated interim balance sheets. These losses are primarily related to the write-down of the subsidiary’s long-term investments and none of these losses currently have an expiration date except for R$ 54,177 which expire in 2015. The subsidiary had various state tax losses totaling R$ 202,822 as of March 2011 (R$ 205,982 as of December 31, 2010) which had not been recognized in the Company’s condensed interim financial statements and which expires between 2011 and 2030. The subsidiary also had R$ 61,698 (R$ 63,119 as of December 31, 2010) of state tax credits for the period ended March 31, 2011, that were not recognized in the Company’s condensed consolidated interim balance sheet. These credits will expire on various dates between 2015 and 2018 with the exception of a portion of R$ 12,676 (R$ 12,968 as of December 31, 2010), which has no expiration date.

Reconciliation of income tax (IR) and social contribution (CS) adjustments on the net income:

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2011

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

	For the Three-month periods ended
	March 31, 2011	March 31, 2010
	Total	Total
Income (loss) before income taxes	483,226	694,684
Statutory tax rates	34%	34%
Income and social contribution taxes at statutory rates	(164,297)	(236,192)
Tax adjustment with respect to:
- difference in tax rates in foreign companies	16,805	23,788
- equity in earnings of unconsolidated companies	11,534	5,203
- interest on equity	—	2,378
- tax incentives	4,611	17,962
- tax deductible goodwill recorded in statutory books	89,707	74,428
- permanent differences (net)	(32,147)	(9,507)
Income and social contribution taxes	(73,787)	(121,940)
Current	(123,560)	(185,964)
Deferred	49,773	64,024

NOTE 8 — PROPERTY, PLANT AND EQUIPMENT

a) Summary of changes in property, plant and equipment — during the three-month period ended March 31, 2011, acquisitions amounted to R$ 333,178 (R$ 233,302 as of March 31, 2010), and disposals amounted to R$ 878 (R$ 1,213 as of March 31, 2010).

b) Capitalized borrowing costs — borrowing costs capitalized during the three-month period ended March 31, 2011 amounted to R$ 11,940 (R$ 15,956 as of March 31, 2010).

c) Guarantees — property, plant and equipment have been pledged as collateral for loans and financing in the amount of R$ 130,957 as of March 31, 2011 (R$ 129,202 as of December 31, 2010).

NOTE 9 — GOODWILL

The changes in goodwill are as follows:

	Goodwill gross	Accumulated	Goodwill after
	amount	Impairment losses	Impairment losses
Balances as of January 01, 2010	8,635,540	(211,199)	8,424,341
(+/-) Exchange variation	(443,075)	15,888	(427,187)
(+) Additions	160,944	—	160,944
Balances as of December 31, 2010	8,353,409	(195,311)	8,158,098
(+/-) Exchange variation	(132,287)	(398)	(132,685)
(+) Purchase price allocation adjustment	4,543	—	4,543
Balances as of March 31, 2011	8,225,665	(195,709)	8,029,956

The amount of goodwill by segment is as follows:

	March 31, 2011	December 31, 2010
Brazil	380,644	380,644
Specialty Steels	1,775,684	1,800,754
Latin American	698,118	687,868
North America	5,175,510	5,288,832
	8,029,956	8,158,098

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2011

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

NOTE 10 — LOANS AND FINANCING

Loans and financing are as follows:

	Annual charges (*)	March 31, 2011	March 31, 2010
Short term financing in Brazilian reais
Working capital	6.32%	159,289	151,379
Financing of investment	11.89%	5,551	5,729
Short term financing in foreign currency
Working capital (US$)	0.89%	579,460	502,393
Working capital (€)	4.15%	23,987	100,635
Working capital (Clp$)	0.73%	24,805	24,373
Working capital (Cop$)	6.79%	89,598	79,775
Working capital (PA$)	10.59%	4,702	35,377
Working capital (Mxn$)	7.25%	109,154	46,314
Financing of property, plant and equipment and others (US$)	4.44%	6,005	5,930
		1,002,551	951,905
Plus current portion of long-term financing		598,734	626,063
Short term financing plus current portion of long-term financing		1,601,285	1,577,968

Long-term financing in Brazilian reais
Working capital	6.36%	932,098	939,286
Financing of property, plant and equipament	7.84%	1,431,009	1,497,509
Long-term financing in foreign currency
Working capital (US$)	2.97%	1,096,846	1,062,624
Working capital (€)	4.15%	110,048	82,761
Working capital (Mxn$)	7.25%	3,097	4,872
Working capital (COP$)	6.79%	205,996	206,638
Ten Year Bonds (US$)	6.71%	6,559,787	6,709,187
Term Loan Facility (US$)	1.65%	1,720,250	2,073,264
Advances on export contracts (US$)	5.91%	113,271	130,138
Financing of investment (US$)	4.44%	37,460	38,323
Financing of property, plant and equipament and others (US$)	3.52%	233,336	241,517
		12,443,198	12,986,119
Less: current portion		(598,734)	(626,063)
Long term financing minus current portion		11,844,464	12,360,056
Total financing		13,445,749	13,938,024

(*) Weighted average effective interest costs on March 31, 2011.

Loans and financing denominated in Brazilian reais are indexed to the TJLP (long-term interest rate, which is established quarterly by the Federal Government for adjusting long-term loans granted by the BNDES - National Bank for Economic and Social Development), or to the IGP-M (general market price index, a Brazilian inflation rate measured by Fundação Getúlio Vargas).

Summary of loans and financing by currency:

	March 31, 2011	December 31, 2010
Brazilian Real (R$)	2,527,947	2,593,903
U.S. Dollar (US$)	10,346,415	10,763,376
Euro (€)	134,035	183,396
Colombian Peso (Cop$)	295,594	286,413
Argentine Peso (PA$)	4,702	35,377
Chilean Peso (Clp$)	24,805	24,373
Mexican Peso (Mxn$)	112,251	51,186
	13,445,749	13,938,024

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2011

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

Timeline of installments payments of long term loans and financing is as follows:

	March 31, 2011	December 31, 2010
2012	1,827,800	1,547,697
2013	1,820,706	2,589,530
2014	825,926	787,169
2015	377,482	3,335
After 2016	6,992,550	7,432,325
	11,844,464	12,360,056

Covenants

Certain debt agreements contain financial covenants as a tool used by creditors to monitor the Company’s financial position. The following in a brief description of the financial covenants required under the Company’s debt agreements.

I) Consolidated Interest Coverage Ratio — measures the interest expense payment capacity in relation to EBITDA (Earnings before Interest, Taxes, Depreciation, Amortization, Impairment and Restructuring Costs). The contractual ratio indicates that the EBITDA for the last 12 months should represent at least 3 times of the interest expense of the same period. As of March 31, 2011 such covenant was 4.3 times;

II) Consolidated Leverage Ratio — measures the level of gross debt in relation to EBITDA. The contractual ratio indicates that the gross debt should not surpass 4 times the EBITDA for the last 12 months. As of March 31, 2011 such covenant was 2.9 times;

III) Required Minimum Net Worth — measures the minimum net worth required in financial agreements. The contractual ratio indicates that the Net Worth must be greater than R$ 3,759,200. As of March 31, 2011 such level was R$ 20,386,195; and

IV) Current Ratio — measures the company’s ability in fulfilling its short term obligations. The contractual terms indicates that the ratio of Current Assets divided by Current Liabilities must be greater than 0.8 times. As of March 31, 2011 the current ratio was 2.4 times.

All covenants described above are calculated based on the IFRS Consolidated Financial Statements of Gerdau S.A., except item IV, which refers to the Metalúrgica Gerdau S.A. and has been met. The penalty for non-compliance with such financial covenants is the possibility of declaration of default by the creditors and loans having its maturity accelerated.

Based on the Company’s internal forecasts, the Company does not expect to be in breach of any of the financial covenants over the next twelve months.  Nevertheless, this forecast can be affected positive or negatively by the global economics and the steel market.

NOTE 11 — DEBENTURES

	General	Quantity as of March 31, 2011
Issuance	Meeting	Issued On	Portfolio	Maturity	Annual Charges (*)	March 31, 2011	December 31, 2010
3ª - A e B	May 27,1982	144,000	105,020	June 1, 2011	CDI	127,236	115,069
7ª	July 14, 1982	68,400	46,702	July 1, 2012	CDI	40,682	40,717
8ª	November 11, 1982	179,964	25,516	May 2, 2013	CDI	421,418	463,656
9ª	June 10, 1983	125,640	38,993	September 1, 2014	CDI	13,894	14,452
11ª - A e B	June 29, 1990	150,000	45,211	June 1, 2020	CDI	185,843	98,077
						789,073	731,971

Current						127,236	115,069
Non-current						661,837	616,902

(*) CDI - Interbank Deposit Certificate and DI - Interbank Deposit

Maturities of long-term amounts are as follows:

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2011

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

	March 31, 2010	December 31, 2010
2012	40,682	40,717
2013	421,418	463,656
2014	13,894	14,452
After 2015	185,843	98,077
	661,837	616,902

The debentures are denominated in Brazilian reais, are nonconvertible, and pay variable interest as a percentage of the CDI. The average notional annual interest rate was 10.42% and 9.75% at March 31, 2011 and December 31, 2010, respectively.

NOTE 12 - FINANCIAL INSTRUMENTS

a) General considerations - Gerdau S.A. and its subsidiaries enter into transactions with financial instruments whose risks are managed by means of strategies and exposure limit controls. All financial instruments are recorded in the accounting books and consist mainly of cash and cash equivalents, short-term investments, trade accounts receivable, imports financing, prepayment financing, senior notes, perpetual bonds, Ten Years bonds, Term Loan Facility, other financing, debentures, related-party transactions, unrealized gains on derivatives, unrealized losses on derivatives, other accounts receivable, other accounts payable and put options on non controlling interest. These operations are non-speculative in nature and are intended to protect the company against exchange rate fluctuations on foreign currency loans and against interest rate fluctuations.

Therefore, some of them are considered hedge instruments under hedge accounting and are recorded at their fair values.

b) Fair value — the fair value of the aforementioned financial instruments is as follows:

	March 31, 2011		December 31, 2010
	Book	Fair	Book	Fair
	Value	Value	Value	Value
Cash and cash equivalents	1,078,466	1,078,466	1,061,034	1,061,034
Short-term investments	1,367,405	1,367,405	1,142,258	1,142,258
Trade accounts receivable	3,557,188	3,557,188	3,153,027	3,153,027
Trade accounts payable	2,387,699	2,387,699	1,783,274	1,783,274
Ten Years Bonds	6,559,787	7,137,533	6,709,187	7,167,676
Term Loan Facility	1,720,250	1,720,250	2,073,264	2,073,264
Other financing	5,165,712	5,165,712	5,155,573	5,155,573
Debentures	789,073	789,073	731,971	731,971
Unrealized gains on derivatives	6,831	6,831	6,312	6,312
Unrealized losses on derivatives	78,682	78,682	92,476	92,476
Other accounts receivable	460,291	460,291	443,978	443,978
Other accounts payable	767,297	767,297	767,913	767,913
Put options on non controlling interest	544,491	544,491	516,706	516,706

The fair value of Ten-Year bond Securities is based on quotations in the secondary market for these securities.

All other financial instruments, which are recognized in the Consolidated Financial Statements at their carrying amount, are substantially similar to those that would be obtained if they were traded in the market. However, because there is no active market for these instruments, differences could exist if they were settled in advance.

c) Risk factors that could affect the Company’s and its subsidiaries’ businesses:

Price risk of commodities: this risk is related to the possibility of changes in prices of the products sold by subsidiaries of the Company or in prices of raw materials and other inputs used in the productive process.  Since the subsidiaries operate in

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2011

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

a commodity market, their sales revenues and cost of sales may be affected by changes in the international prices of their products or materials. In order to minimize this risk, the subsidiaries constantly monitor the price variations in the domestic and international markets.

Interest rate risk: this risk arises from the possibility of losses (or gains) due to fluctuations in interest rates applied to the Company’s liabilities or assets (investments) in the market.  To minimize possible impacts from interest rate fluctuations, the Company adopts a diversification policy, alternating from variable (such as LIBOR and CDI) to fixed rates when contracting debts and hedges and periodically renegotiating contracts to adjust them to market.

Exchange rate risk: this risk is related to the possibility of fluctuations in exchange rates affecting financial expenses (or income) and the liability (or asset) balance of contracts denominated in foreign currency. The Company assesses its exposure to the exchange rate by subtracting its liabilities from its assets in dollars, having in this way the net exchange rate exposure basis, which is the basis subject to effects in a change in the foreign currency. Therefore, along with accounts receivable originated from exports and investments abroad that in economic terms result in a natural hedge, the Company assesses using hedge operation, more commonly swap operations, if the Company has more liabilities in dollars than assets.

Credit risk: this risk arises from the possibility of the subsidiaries not receiving amounts arising from sales to customers or investments made with financial institutions.  In order to minimize this risk, the subsidiaries adopt the procedure of analyzing in detail the financial position of their customers, establishing a credit limit and constantly monitoring their balances.  In relation to cash investments, the Company invests solely in financial institutions with low credit risk, as assessed by rating agencies. In addition, each financial institution has a maximum limit for investment, determined by the Company’s Credit Committee.

Capital management risk: this risk comes from the Company’s choice in adopting a financing structure for its operations. The Company manages its capital structure, which consists of a ratio between the financial debts and its own capital (Equity, retained earnings, and profit reserves) based on internal policies and benchmarks. The BSC (Balance Scorecard) methodology has been used in the last years to elaborate strategic maps with objectives and indicators of the main processes. The KPIs (Key Performance Indicators) related to the objective “Capital Structure Management” are: WACC (Weighted Average Cost of Capital), Total Indebtedness/EBITDA, Interest Coverage Ratio, and Indebtedness/Equity Ratio. The Total Debt is composed of loans and financing (note 10) and debentures (note 11). The Company can change its capital structure depending on economic-financial conditions in order to optimize its financial leverage and its debt management. At the same time, the Company tries to improve its ROCE (Return on Capital Employed) by implementing a working capital management process and an efficient fixed asset investment program.

The Company seeks to remain between the following parameters:

WACC	between 10% to 13% a year
Gross debt/EBITDA	between 2 and 3 times
Interest Coverage Ratio	greater than 5 times
Debt/Equity ratio	between 40%-60% and 60%-40%

These key indicators are used for the objectives described above and may not necessarily be used as indicators for other purposes, such as impairment tests.

Liquidity risk: the Company’s management policy of indebtedness and cash on hand is based on using the committed lines and the currently available credit lines with or without a guarantee in export receivables for maintaining adequate levels of short, medium, and long-term liquidity. The maturity of long-term loans, financing, and debentures are presented in Notes 10 and 11, respectively.

Sensitivity analysis:

The Company performed sensitivity analysis, which can be summarized as follows:

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2011

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

	Impact in the net income or statement of comprehensive income
Assumption	Variation	March 31, 2011
Changes in foreign currency	5%	86,265
Changes in interest rates	0.1%	70,623
Changes in sales price of goods	1%	83,638
Changes in price of goods and raw materials	1%	51,905
Interest rate Swaps	0.1%	2,373
Currency Swaps and NDF’s (Non Deliverable Forwards):	5%	821

Foreign currency sensitivity analysis: the Company is exposed to variations in foreign currency, especially in loans and financing. The sensitivity analysis made by the Company considers the effects of an increase or a reduction of 5% between the Brazilian real and the foreign currencies on such outstanding loans and financing on the date of the Condensed Consolidated Interim Financial Statements. As of March 31, 2011, the Company is mainly exposed to variations between Brazilian real and US Dollar, since the loans taken by the other than Brazilian subsidiaries of the Company are mainly in the same currency of the functional currency of each subsidiary, and because of this aspect, these loans do not expose the Company to variations in foreign currency.  The impact calculated considering such variation in the foreign exchange rate totals R$ 86,265 as of March 31, 2011 (R$ 202,780 as of March 31, 2010) and represents an income if  an appreciation of the Brazilian real against the US Dollar occurs or an expense in the case of a depreciation of the Brazilian real against the US Dollar.

The net amounts of trade accounts receivable and trade accounts payable denominated in foreign currency do not represent any relevant risk in the case of any fluctuation of exchange rates.

Interest rate sensitivity analysis: the Company is exposed to interest rate risks in its loans and financing and debentures. The sensitivity analysis made by the Company considers the effects of an increase or reduction of 0.1% on outstanding loans and financing and debentures on the date of the Condensed Consolidated Interim Financial Statements. The impact calculated considering this variation in the interest rate totals R$ 70,623 in March 31, 2011 (R$ 68,228 in March 31, 2010) and would impact the Financial expenses account in the Consolidated Statements of Income. The specific interest rates the Company is exposed, which are related to loans, financing, and debentures are presented in Notes 10 and 11, and are mainly comprised by Libor and CDI — Interbank Deposit Certificate. Because of strong reductions in international interest rates, such as Libor, which occurred around the world because of the crisis, the Company believes that in the long term, the curves of interest rates can increase again with the economic recovery.

Sensitivity analysis of changes in sales price of products and price of raw materials and other inputs used in production: the Company is exposed to changes in the price of its products. This exposure is associated with the fluctuation of the sales price of the Company’s products and the price of raw materials and other inputs used in the production process, especially because the Company operates in a commodities market. The sensitivity analysis made by the Company considers the effects of an increase or of a reduction of 1% on both prices. The impact measured considering this variation in the price of products sold totals R$ 83,638 in March 31, 2011 (R$ 71,076 in March 31, 2010) and raw materials and other inputs totals R$ (51,905) in March 31, 2011 (R$ (39,144) in March 31, 2010). The impact in the price of products sold and raw materials would be recorded in the accounts Net Sales and Cost of Sales, respectively, in the Consolidated Statements of Income. The Company does not expect to be more vulnerable to a change in one or more specific product or raw material.

Sensitivity analysis of interest rate swaps: the Company has an interest rate swaps exposure for some of its loans and financing. The sensitivity analysis calculated by the Company considers the effects of either an increase or a decrease of 0.1% in the interest curve (Libor), and its impacts in the swaps mark to market. An increase of  0.1% change in the interest rates represents an income of R$ 2,373 (income of R$ 4,863 in March 31, 2010) and a decrease of 0.1% change in the interest rates represents an expense of R$ 2,373 (expense of R$ 4,863 in March 31, 2010). All these swaps were contracted to hedge debt positions from floating to fix (Liability). In March 31, 2011, these effects would be recognized in statement of income and in the statement of comprehensive income, in the amounts of R$ 261 and R$ 2,112, respectively (R$ 784 and R$ 4,079 in March 31, 2010). The effects of changes in cash flow hedges are recorded in the statement of comprehensive income and they are subsequently recognized in the statement of income upon settlement.

Sensitivity analysis of currency swaps and NDF’s (Non Deliverable Forwards): the Company has currency swaps (cross currency swaps) and NDF’s exposure to some of its assets and liabilities. The sensitivity analysis calculated by the

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2011

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

Company considers an effect of a 5% Real depreciation or appreciation against these currencies, mainly US Dollar and Colombian Pesos, and its effects on these derivatives mark to market. An increase of 5% on the US Dollar against the Brazilian real currency and the Colombian Pesos represents an expense of R$ 821 in March 31, 2011 (expense of R$ 5,200 in March, 31 2010) and a decrease of 5% on the US Dollar against the Brazilian real currency and the Colombian Pesos represents an income of R$ 821 in March 31, 2011 (income of R$ 5,200 in March, 31 2010). These NDF’s were contracted to hedge asset positions (Exports). These effects would be recognized in the statement of comprehensive income and subsequently recognized in the statement of income upon settlement.

d) Financial Instruments per Category

Summary of the financial instruments per category:

March 31, 2011 Assets	Loans and receivables	Financial assets at fair value through profit and loss	Available for sale	Total
Cash and cash equivalents	1,078,466	—	—	1,078,466
Short and long-term investments	—	1,334,046	33,359	1,367,405
Unrealized gains on derivatives	—	6,831	—	6,831
Trade accounts receivable	3,557,188	—	—	3,557,188
Other accounts receivable	460,291	—	—	460,291
Total	5,095,945	1,340,877	33,359	6,470,181

Liabilities	Liabilities at market value with gains and losses recognized in income	Liabilities at fair value with gains and losses recognized in Equity	Other financial liabilities at amortized cost	Total
Trade accounts payable	—	—	2,387,699	2,387,699
Ten Years Bonds	—	—	6,559,787	6,559,787
Term Loan Facility	—	—	1,720,250	1,720,250
Other financing	—	—	5,165,712	5,165,712
Debentures	—	—	789,073	789,073
Other accounts payable	—	—	767,297	767,297
Put options on minority interest	544,491	—	—	544,491
Unrealized losses on derivatives	39,378	39,304	—	78,682
Total	583,869	39,304	17,389,818	18,012,991

December 31, 2010 Assets	Loans and receivables	Financial assets at fair value through profit and loss	Assets at fair value with gains and losses recognized in Equity	Total
Cash and cash equivalents	1,061,034	—	—	1,061,034
Short and long-term investments	—	1,105,902	36,356	1,142,258
Unrealized gains on derivatives	—	6,312	—	6,312
Trade accounts receivable	3,153,027	—	—	3,153,027
Other accounts receivable	443,978	—	—	443,978
Total	4,658,039	1,112,214	36,356	5,806,609

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2011

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

Liabilities	Liabilities at market value with gains and losses recognized in income	Liabilities at fair value with gains and losses recognized in Equity	Other financial liabilities at amortized cost	Total
Trade accounts payable	—	—	1,783,274	1,783,274
Ten Years Bonds	—	—	6,709,187	6,709,187
Term Loan Facility	—	—	2,073,264	2,073,264
Other financing	—	—	5,155,573	5,155,573
Debentures	—	—	731,971	731,971
Other accounts payable	—	—	767,913	767,913
Put options on minority interest	516,706	—	—	516,706
Unrealized losses on derivatives	59,273	33,203	—	92,476
Total	575,979	33,203	17,221,182	17,830,364

Except for an instrument classified as cash flow hedge, whose effectiveness can be measured and that has its unrealized losses and/or gains classified directly in Equity, all derivative financial instruments are interest rate swaps and NDFs (Non Deliverable Forwards). These instruments were recorded at fair value and the realized and unrealized losses and/or gains were presented in the account “Gains and losses on derivatives, net” in the consolidated statement of income.

e) Operations with derivative financial instruments

Risk management objectives and strategies: The Company believes that risk management is important for it to carry out its strategy for profitable growth. The Company is exposed to market risks that mainly involve fluctuations in exchange rates and interest rate volatility. The objective of risk management is to eliminate possible unexpected variations in the performance of group’s companies as a result of this fluctuation.

The objective of derivative transactions is always related to mitigation of market risks as stated in our policies and guidelines, as well as to manage volatility in financial flows. The assessment of results for each contract is measured at the end of each contract when the derivative contract is settled. The monitoring of the effects of these transactions is monthly performed by the Cash Management and Debt Committee, which discusses and validates the marking to market of these transactions. All gains and losses in derivative financial instruments are recognized by its fair value in the Condensed Consolidated Interim Financial Statements of the Company.

By internal policy, the Company does not maintain a debt in a currency in which there is no corresponding cash generation.

Policy for use of derivatives: according to internal policy, the financial result must stem from the generation of cash from its business and not gains from the financial market. It, therefore, considers that the use of derivatives should be for non-speculative purposes and intended to hedge the Company from possible exposure to risks. The contracting of a derivative must have as corresponding hedged item an uncovered asset or liability, provided as the position is not leveraged.

Criteria adopted for defining the notional amount of derivative financial instruments are linked to the amount of debt and or assets.

Policy for determining fair value: The criterion for determining the fair value of derivative financial instruments is based on the utilization of market curves for each derivative discounted to present value as of the calculation date. Methods and assumptions take into consideration the interpolation of curves, such as in the case of LIBOR, and each market where the company has exposure. Swaps, both on the asset and the liability side, are estimated in separate and discounted to present value and the difference in the result between extremities generates the swaps market value.

Values are calculated based on models and price quotes available in the market and which take into consideration both present and future market conditions.  Amounts are gross before taxes.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2011

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

Due to changes in market rates, these amounts can change up to the maturity or in situations of anticipated settlement of transactions.

The derivative transactions may include: interest rate swaps, (both in the Libor dollar, as in other currencies) in currency swap, and NDF’s (Non Deliverable Forwards).

Non Deliverable Forwards:

Subsidiary Cleary Holdings settled the NDF’s were designated as cash flow hedges which matured on February 4, 2011 and March 4, 2011. These NDF’s were contracted to hedge against the exchange fluctuations of the US dollar in relation to the local currency, which could impact its export revenue and, therefore, impair its margins. As at March 31, 2011, this NDF’s generated a net gain of R$ 333 and R$ 82, respectively. The counterparty to this transaction was Banco de Bogota.

Subsidiary Diaco S.A. contracted its forwards designated as cash flow hedges, in the notional amount US$ 5.07 million (R$ 8,258 at March, 31, 2011) and US$ 5.04 million (R$ 8,209 at March, 31, 2011) which mature on April 7, 2011 and October 7, 2011. These transactions were contracted to hedge against the exchange exposure arising on the US dollar denominated financing with Davivienda Bank. The fair value of these contracts represents a net gain of R$ 206 and R$ 66, respectively. The counterparty to this transaction is Banco de Davivienda.

The prospective and retrospective testing of the hedge relationships above demonstrated they are effective.

Swap Contracts

Interest rate swap

The Company through its subsidiary GTL Equity Investments Corp. contracted exchange swaps based on the LIBOR with the bank JP Morgan with maturity dates between December 21, 2010 and December 21, 2011. The notional values of these contracts together were US$ 100 million (R$ 162,870 as of March 31, 2011). This operation was entered into in order to take advantage of the difference between the internal interest rate (exchange coupon) and the external interest rate (LIBOR). Because of this, the Company increases its exposure to the Brazil’s risk; however, this risk is related to its business. The fair value adjustment of these contracts as of March 31, 2011 results in a loss of R$ 7,144 and a gain of R$ 6,415, generating a net loss of R$ 729.

The subsidiary Siderúrgica del Perú S.A.A. - Siderperú entered into an interest rate swap contract whereby it receives a variable interest rate based on LIBOR and pays a fixed interest rate in US dollars. This contract has a notional value of US$ 46.4 million, equivalent to R$ 75,572 as of March 31, 2011 and maturity date on April 3, 2014. This swap was contracted in order to minimize the risk of interest rate fluctuations (LIBOR) since the Company took on debt in dollars at floating rates for an amount greater than the swap. The fair value adjustment of this contract as of March 31, 2011 results in a net loss of R$ 4,688. The counterparty to this transaction is Banco Bilbao Vizcaya -BBVA.

The subsidiary Gerdau Ameristeel Corp. entered into an interest rate swap contract qualified as a cash flow hedge in order to reduce its exposure to the variation in LIBOR for the Term Loan Facility.  Since the Term Loan Facility was contracted at floating LIBOR rates, the Company chose to exchange it for fixed rates, thereby improving cash flow predictability, as well as eliminating the floating LIBOR risk. The contracts have a notional value of US$ 950 million (R$ 1,547,265 as of March 31, 2011). Fixed rates for these swaps are between 3.30% and 3.71% and they mature between March 2012 and September 2013. If added to the spread on LIBOR related to tranche B of the Term Loan Facility, the interest rate on these swaps would be between 4.55% and 4.96%. The fair value of these swaps as of March 31, 2011, results in a net loss adjustment of R$ 66,850, which generates an effect net of taxes of R$ 39,304 in a specific account of Equity. The counterparts to this transaction are ABN Amro Bank, HSBC, and JP Morgan.

Guarantee Margins

The Company has derivatives financial instruments contracts, which states the possibility of constitution of deposits and/or guarantee margins when the mark to market value of these instruments exceeds the limits established in each contract. As of March 31, 2011, there were no margin calls for any of the above contracts.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2011

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

The derivatives instruments can be summarized and categorized as follows:

					Recognized value				Fair value
			Reference Value		Net income		Shareholder’s equity		Amount receivable		Amount payable
	Position		March 31, 2011	December 31, 2010	March 31, 2011	December 31, 2010	March 31, 2011	December 31, 2010	March 31, 2011	December 31, 2010	March 31, 2011	December 31, 2010
Contracts for Asset Protection
Non Deliverable Forwards
Aços Villares S.A.			—	—	—	779	—	—	—	—	—	—
Diaco S.A			US$5.07 million	US$5.07 million	106	—	—	—	329	206	—	—
Diaco S.A			US$5.04 million	US$5.04 million	28	—	—	—	87	66	—	—
Cleary Holdings			—	—	—	(151)	—	—	—	—	—	—
Cleary Holdings			—	US$20.0 million	333	—	—	—	—	383	—	—
Cleary Holdings			—	US$17.5 million	82	—	—	—	—	128	—	—
					549	628	—	—	416	783	—	—

Swap contracts
Interest rate swap
Aços Villares S.A.	receivable edge	Libor 6M + 1.94%	—	—	—	(268)	—	—	—	—	—	—
	payable edge	6.95%
Siderúrgica del Perú S.A.A. - Siderperú	receivable edge	Libor 6M + 0.90%	US$46.4 million	US$50.0 million	(1,216)	(1,095)	—	—	—	—	(4,688)	(6,064)
	payable edge	5.50%
Gerdau Ameristeel Corp.	receivable edge	Libor 6M + 1.37%	US$950.0 million	US$1 billion	—	—	(39,304)	(33,203)	—	—	(66,850)	(79,340)
	payable edge	3.48%
GTL Equity Investments Corp.	receivable edge	Libor 6M	—	—	—	(155)	—	—	—	—	—	—
	payable edge	3.48%
GTL Equity Investments Corp.	receivable edge	4.51% p.a.	US$100 million	US$100 million	798	2,339	—	—	6,415	5,529	(7,144)	(7,072)
	payable edge	3.51% p.a.
					(418)	821	(39,304)	(33,203)	6,415	5,529	(78,682)	(92,476)
					131	1,449	(39,304)	(33,203)	6,831	6,312	(78,682)	(92,476)

The fair value effects was classified in the Balance sheet as follows:

	March 31, 2011	December 31, 2010
Unrealized gains on derivatives
Current assets	416	783
Non-current assets	6,415	5,529
	6,831	6,312
Unrealized losses on derivatives
Non-current liabilities	(78,682)	(92,476)
	(78,682)	(92,476)
Net effect	(71,851)	(86,164)

f) Put options on non-controlling interests

On January 10, 2006, the Company completed its acquisition of 40% of Corporación Sidenor S.A. (“Sidenor”), a Spanish steel producer with operations in Spain and Brazil. The Santander Group, Spanish financial conglomerate, purchased simultaneously 40% of Sidenor. The acquisition price of 100% of Sidenor consists of a fixed installment of € 443,820 thousand plus a contingent variable installment to be paid only by the Company. The fixed price paid by the Company on January 10, 2006 for its stake of 40% in Sidenor was € 165,828 thousand (R$ 432,577). The Santander Group has the option to sell its interest in Sidenor to the Company after 5 years to the purchase at a fixed price with a fixed interest rate, and Sidenor has the right of preference to purchase these shares and also may, at any time during the period of the put option validity require the Santander Group to exercise the put option before the expiration date. On December 23, 2010, the Santander Group and the Company renewed the put option on Sidenor interest and the new maturity date is January 10, 2014, and can be settled in advanced in January at each year beginning 2012. The option amount is now € 208.648 thousand (R$ 464.868), updated according to the fixed interest rate. The potential commitment of the Company to purchase from the Santander Group its 40% interest in Sidenor was recorded as a non-current liability under “Put options on non-controlling interest”. As a result of the recognition of this potential obligation, the Company has recognized since the acquisition date, an additional interest of 40% of Sidenor as its investment. As of March 31, 2011, such potential obligation totaled R$ 493,205 (R$ 464,868 as of December 31, 2010).

Gerdau Ameristeel has the call option for 16% of the remaining stake in Pacific Coast Steel (PCS), which can be exercised after 5 years from the purchase date, which took place on November 1, 2006. Additionally, the non-controlling shareholders also have the option to sell the remaining 16% interest in PCS to Gerdau Ameristeel, for the established price and also after 5 years from the date of transaction. The established price was set as the EBITDAs average for the 5 last years ended before the option exercise, multiplied proportionally by 5 in the first two years and 6.75 in the last three years. If Gerdau Ameristeel does not exercise the call option, then the minority shareholders are entitled to exercise the option to sell their remaining interest to Gerdau Ameristeel. In case the call/put option is exercised, the other party is obligated to sell/purchase the remaining stake. As established by IAS 32 - Financial Instruments: Presentation, the Company performed the reclassification of the exercise value of the put option from the account “Non-controlling interests” to non-current liabilities under the account “Put options on non-controlling interest”. By the end of the term established in the put and call option and in case none of the involved parties exercise it, the reclassification will be reversed and the amount of the stake held by PCS minority shareholders, on the date of the Consolidated Financial Statements, will be recognized as non-controlling interests. As of March 31, 2011 the amount recorded as potential obligation in current liabilities is R$ 36,133 and R$ 3,915 in non-current liabilities (R$ 40,341 as of December 31, 2010).

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2011

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

The Company has a call option of 7.25% of Sipar Gerdau Inversiones S.A. and the non-controlling shareholders of this entity have the option to sell its 7.25% of its remaining interest to the Company. The option can be exercised either by the Company or the noncontrolling shareholders as from 2010, being this interest must necessarily be acquired by 2015. The contract establishes the amount of US$ 6.9 million, equivalent to R$ 11,238 as of March 31, 2011 (R$ 11,497 as of December 31, 2010), adjusted by the fluctuation in the sales level by 10% up or down until the option be exercised.

g) Net investment hedge

Based on IFRIC Interpretation 16 issued in July 2008, and substantiated by IAS 39, the Company, on September 30, 2008, opted to designate as hedge of part of its net investments in subsidiaries abroad the operations of Ten Year Bonds, contracted by the subsidiary GTL Trade Finance Inc., in the amount of US$ 1.5 billion and by the subsidiary Gerdau Trade Inc., in the amount of US$ 1.25 billion which were made in order to provide part of the resources for these investments acquisitions abroad. Based on the standard and interpretation of standard mentioned above, the Company demonstrated high effectiveness of the hedge as from the debt hiring for acquisition of these companies abroad, whose effects were measured and recognized directly in Comprehensive Income as an unrealized gain in the amount of R$ 103,125 (loss of R$ 59,700 as of March 31, 2010).

The objective of the hedge is to protect, during the existence of the debt, the amount of part of the Company’s investment in the subsidiaries mentioned above against positive and negative oscillations in the exchange rate. This objective is consistent with the Company’s risk management strategy.

h) Measurement of fair value:

IFRS 7 defines fair value as the price that would be received for an asset or paid for transferring a liability (exit price) in the principal or most advantageous market for the asset or liability in a regular transaction between market participants on the day of calculation. IFRS 7 also establishes a hierarchy of three levels for the fair value, which prioritizes information when measuring the fair value by the company, to maximize the use of observable information and minimize the use of non-observable information. This IFRS describes the three levels of information to be used to measure fair value:

Level 1 - quoted prices (not adjusted) in active markets for identical assets and liabilities.

Level 2 - Inputs other than quoted prices included in Level 1 available, where (non-adjusted) quoted prices are for similar assets and liabilities in non-active markets, or other data that is available or may be corroborated by market data for substantially the full term of the asset or liability.

Level 3 – Inputs for the asset or liability that are not based on observable market data, because market activity is insignificant or does not exist.

As of March 31, 2011, the Company had some assets which the fair value measurement is required on a recurring basis. These assets include investments in private securities and derivative instruments.

Financial assets and liabilities of the Company, measured at fair value on a recurring basis and subject to disclosure requirements of IFRS 7 as of March 31, 2011, are as follows:

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2011

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

	Fair value measurement
	March 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Sinificant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Current assets
Short-term investments
Held for Trading	1,334,046	829,297	504,749	—
Available for sale	7,165	7,165	—	—
Derivatives	416	—	416	—

Non-current assets
Long-term investments
Available for sale	26,194	—	—	26,194
Derivatives	6,415	—	6,415	—
	1,374,236	836,462	511,580	26,194

Current Liabilities
Put options on non controlling interest
PCS	36,133	—	—	36,133

Non-current liabilities
Derivatives	78,682	—	78,682	—
Put options on non controlling interest
PCS	3,915	—	—	3,915
Sidenor	493,205	—	—	493,205
Sipar	11,238	—	—	11,238
	623,173	—	78,682	544,491
	1,997,409	836,462	590,262	570,685

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2011

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

	Fair value measurement
	December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Sinificant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Current assets
Short-term investments
Held for Trading	1,105,902	724,902	381,000	—
Available for sale	9,559	9,559	—	—
Derivatives	783	—	783	—

Non-current assets
Long-term investments
Available for sale	26,797	—	—	26,797
Derivatives	5,529	—	5,529	—
	1,148,570	734,461	387,312	26,797

Non-current liabilities
Derivatives	92,476	—	92,476	—
Put options on non controlling interest
PCS	40,341	—	—	40,341
Sidenor	464,868	—	—	464,868
Sipar	11,497	—	—	11,497
	609,182	—	92,476	516,706
	1,757,752	734,461	479,788	543,503

Changes in the measurements using significant unobservable inputs (Level 3):

Assets
Balance as of December 31, 2010	26,797
(-) Gains and losses on conversion	(603)
Balance as of March 31, 2011	26,194

Liabilities
Balance as of December 31, 2010	516,706
(-) Interests and other contractual obligations	9,853
(-) Gains and losses on conversion	17,932
Balance as of March 31, 2011	544,491
570,685

NOTE 13 — PROVISIONS FOR TAX, LABOR AND CLAIMS

The Company and its subsidiaries are parties to judicial and administrative proceedings involving tax, labor and civil matters. Based on the opinion of its legal counsel, Management believes that the Provisions recorded for these judicial and administrative proceedings is sufficient to cover probable and reasonably estimable losses from unfavorable court decisions, and that the final decisions will not have significant effects on the financial position, operating results and liquidity of the Company and its subsidiaries as of March 31, 2011.

The provisions were made considering the judgment of the Management and its legal advisors for the proceedings with more likely than not expectation of losses and the provision is considered enough to cover expected losses. The balances of the provisions are as follows:

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2011

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

I) Provisions

		March 31, 2011	December 31, 2010
a) Tax provisions
ICMS (state VAT)		21,282	48,946
CSLL (social contribution tax)		65,534	64,179
IRPJ (corporate income tax)		708	699
INSS (social security contribution)		21,744	20,531
ECE (emergency capacity charge)		34,407	33,832
RTE (extraordinary tariff adjustment)		22,401	22,026
II (import tax)/IPI (excise tax) Drawback		1,197	1,070
PIS (financing of social integration program)/COFINS (social security financing)	(a.1)	326,112	268,383
Other tax provisions		13,074	13,213
		506,459	472,879
b) Labor provisions		161,436	160,026
c) Civil provisions		13,265	12,470
		681,160	645,375

a) Provision for tax issues

(a.1) This reserve is related for Program Tax on Revenue (PIS) credit compensations and the deduction of State VAT (ICMS) from the Social Integration Program Tax on Revenue (PIS) and Social Security Funding Tax on Revenue (COFINS) tax basis. The Company has deposited in court the amounts under discussion.

II) Judicial deposits

The Company has judicial deposits related to tax, labor and civil lawsuits as listed below:

	March 31, 2011	December 31, 2010
Judicial deposits
Tax	499,567	458,458
Labor	34,158	31,631
Civil	10,251	3,413
	543,976	493,502

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2011

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

NOTE 14 - RELATED-PARTY TRANSACTIONS

a)              Intercompany loans

	March 31, 2011	December 31, 2010
Assets
Associate Companies
Armacero Ind. Com. Ltda.	3,716	154

Others
Fundação Gerdau	19,317	23,214
Others	363	127
	23,396	23,495

Liabilities
Controlling shareholders
Metalúrgica Gerdau S.A.	(673)	(710)

Others
Others	(12)	(12)
	(685)	(722)
	22,711	22,773

Net financial income	83	145

b)              Financial operations

	Expenses
	For the Three-month periods ended
	March 31, 2011	March 31, 2010
Owners
Indac - Ind. Adm. e Comércio S.A. (*)	(5,711)	(5,953)

(*) Guarantees granted of loans

c)     Guarantees granted

The Company is the guarantor of associate Dona Francisca Energética S.A. in financing agreements totaling R$ 29,748 at March 31, 2011, corresponding to a joint guarantee of 51.82%.

The Company is guarantor of subsidiary Gerdau Açominas S.A. in financing agreements totaling R$ 1,178,341 at March 31, 2011.

The Company is a guarantor of subsidiary Empresa Siderúrgica del Perú S.A.A.  - Siderperú in a syndicated loan with an approved cap of US$ 150 million (R$ 244,305 at March 31, 2011). On March 31, 2011, the amount disbursed totaled US$ 9 thousand (R$ 15). The Company is also the guarantor of this subsidiary in an extended credit facility of US$ 70 million (R$ 114,009 at March 31, 2011).

The Company and the subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especias S.A., Gerdau Açominas S.A., Gerdau Comercial de Aços S.A., Gerdau Açominas Overseas, Ltd. and Gerdau Ameristeel Corporation have provided a joint guarantee for the subsidiary GNA Partners in a financing agreement currently amounting to US$ 1.69 billion (R$ 2,752,503 at March 31, 2011).

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2011

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

The Company and the subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Açominas S.A. and Gerdau Comercial de Aços S.A are guarantors of GTL Trade Finance Inc. regarding the Ten Years Bonds in the amount of up to US$ 1.5 billion (R$ 2,443,050 as of March 31, 2011).

The Company and its subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Açominas S.A. and Gerdau Comercial de Aços S.A. are guarantors for Gerdau MacSteel Inc. for the financing called Revolving Credit Agreement in the amount of up to US$ 100.05 million (R$ 162,951 as of March 31, 2011).

The Company provides guarantee for the obligations taken on by the company Diaco S.A. through a loan made with BBVA Colombia bank in the amount of COP$ 61.5 billion, equivalent to US$ 35 million (R$ 57,055 as of March 31, 2011).

The Company provides guarantee for its subsidiary Gerdau Aços Especiais S.A. in a purchase contract of electric energy in the total amount of R$ 8,354 as of March 31, 2011.

The Company and the subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Açominas S.A and Gerdau Comercial de Aços S.A are guarantors for Gerdau Holdings Inc. for the issuance of bonus with a maturity of 10 years (Ten Years Bond) in the amount of US$ 1.25 billion (R$ 2,035,875 as of March 31, 2011).

The Company is a guarantor of associate Industrias Nacionales C. por A. in an agreement with BNP Paribas to finance constructions and auxiliary equipment totaling US$ 25 million (R$ 40,718 at March 31, 2011). The Company is also guarantor of the same associate in an agreement with BNP Paribas to finance 85% of the main limited to US$ 34.9 million (R$ 56,842 at March 31, 2011). On this date the amount disbursed totaled US$ 32,9 million (R$ 53,584).

The Company provides guarantee to a line of credit to working capital to its associate Gerdau Corsa SAPI de C.V., with Banco BBVA, in the amount of US$ 44.5 million (R$ 72,477 as of March 31, 2011).

The Company and the subsidiaries Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., and Gerdau Comercial de Aços S.A. are guarantors of Gerdau Trade Inc in the issuance of bonds with a ten-years maturity (Ten Years Bonds) in the amount of US$ 1.25 billion (R$ 2,035,875 at March 31, 2011).

The Company is the guarantor of subsidiary Gerdau Açominas S.A. in a financing agreement with Santander Bank in the amount of US$ 40.5 million (R$ 65,962 at March 31, 2011).

d)              Price conditions and charges

Loan agreements between Brazilian companies are adjusted by the monthly variation of the CDI (Interbank Deposit Certificate), which was 2.64% in March 31, 2011 (2.02% in March 31, 2010). The agreements with foreign companies are adjusted by contracted charges plus foreign exchange variation, when applicable. The sales and purchases of inputs and products are made under terms and conditions agreed between the parties under normal market conditions.

e)              Management compensation

The Company paid to its management salaries and variable compensation totaling R$31,957 at March 31, 2011 (R$25,790 at March 31, 2010).

NOTE 15 — EQUITY — PARENT COMPANY GERDAU S.A.

a) Capital — The Board of Directors may, without need to change the bylaws, issue new shares (authorized capital), including the capitalization of profits and reserves up to the authorized limit of 1,500,000,000 common shares and 3,000,000,000 preferred shares, all without par value. In the case of capital increase by subscription of new shares, the right of preference shall be exercised before the deadline of 30 days, except in the case of a public offering, when the deadline shall not be less than 10 days.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2011

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

The reconciliation of the number of common and preferred shares outstanding at the beginning and at the end of the periods is presented as follows:

	March 31, 2011		December 31, 2010
	Common shares	Preferred shares	Common shares	Preferred shares
Balance at the beginning of the period	503,903,035	1,000,912,831	494,888,956	925,709,735
Repurchases	—	(3,100,000)	—	(1,700,000)
Issuance of shares	—	—	9,014,079	76,407,413
Exercise of stock option	—	1,168,321	—	495,683
Balance at the end of the period	503,903,035	998,981,152	503,903,035	1,000,912,831

As of March 31, 2011 and December, 31 2010, 505,600,573 common shares and 1,011,201,145 preferred shares are subscribed and paid up, totaling a paid up capital of R$ 15,651,352 (Net of capital increase costs). The shares are distributed as follows:

	Shareholders
	March 31, 2011						December 31, 2010
Shareholders	Common	%	Pref.	%	Total	%	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A.	387,232,264	76.6	321,841,484	31.8	709,073,748	46.7	387,232,264	76.6	321,839,377	31.8	709,071,641	46.7
Brazilian institutional investors	25,124,460	5.0	131,523,644	13.0	156,648,104	10.3	26,904,285	5.3	131,324,132	13.0	158,228,417	10.4
Foreign institutional investors	2,094	0.0	343,197,871	34.0	343,199,965	22.6	16,323,426	3.2	334,866,881	33.1	351,190,307	23.2
Other shareholders	91,544,217	18.1	202,418,153	20.0	293,962,370	19.4	73,443,060	14.5	212,882,441	21.1	286,325,501	18.9
Treasury shares	1,697,538	0.3	12,219,993	1.2	13,917,531	1.0	1,697,538	0.3	10,288,314	1.0	11,985,852	0.8
	505,600,573	100.0	1,011,201,145	100.0	1,516,801,718	100.0	505,600,573	100.0	1,011,201,145	100.0	1,516,801,718	100.0

Preferred shares do not have voting rights and cannot be redeemed but have the same rights as common shares in the distribution of dividends.

b) Treasury shares

Changes in treasury shares are as follows:

	March, 31 2011				December, 31 2010
	Common shares	R$	Preferred shares	R$	Common shares	R$	Preferred shares	R$
Opening balance	1,697,538	557	10,288,314	160,848	1,697,538	557	9,083,997	124,128
Repurchases	—	—	3,100,000	70,228	—	—	1,700,000	44,620
Exercise of stock option (note 16)	—	—	(1,168,321)	(3,699)	—	—	(495,683)	(7,900)
Closing balance	1,697,538	557	12,219,993	227,377	1,697,538	557	10,288,314	160,848

As of March 31, 2011, the Company had 12,219,993 preferred shares in treasury, totaling R$ 227,377. These shares will be held in treasury for subsequent cancelling or will service the long-term incentive plan of the Company. During the first quarter of 2011, 1,168,321 shares were delivered for the exercise of stock options with losses of R$ 1,521, which were recorded in the Stock options account. The average price of these shares was R$ 18.10, ranging from R$ 6.78 to R$ 26.19.

c) Legal reserves - under the Brazilian Corporate Law, the Company must transfer 5% of its profit for the year determined in the corporate books in accordance with accounting practices adopted in Brazil to the legal reserve until this reserve equals 20% of the paid-in capital. The legal reserve can be used to increase capital or absorb losses, but cannot be used for dividend purposes.

d) Stock options plan — consists of the expense recorded due to the stock option plan and by the exercised stock options.

e) Retained earnings - consist of earnings not distributed to the shareholders and include the reserves required by the Company bylaws. The Board of Directors may propose to the shareholders the transfer of at least 5% of the profit for each year determined in its corporate books in accordance with accounting practices adopted in Brazil to a reserve (Reserve for Investments and Working Capital). The reserve is recorded only after the minimum dividend requirements are met and its balance cannot exceed the amount of paid-in capital. The reserve can be used to absorb losses, if necessary, for capitalization, payment of dividends or repurchase of shares.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2011

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

f) Other reserves - Include: cumulative translation differences, unrealized gains and losses on net investment hedges, unrealized gains and losses on cash flow hedges and unrealized gains and losses on available for sale securities.

NOTE 16 — EARNINGS PER SHARE (EPS)

In compliance with IAS No. 33, Earnings per Share, the following tables reconcile the net income to the amounts used to calculate the basic and diluted earnings per share.

Basic

	For the three-month period ended in March 31, 2011			For the three-month period ended in March 31, 2010
	Common	Preferred	Total	Common	Preferred	Total
	(in thousands, except share and per share data)			(in thousands, except share and per share data)
Basic numerator
Allocated net income available to Common and Preferred shareholders	130,982	259,821	390,803	175,750	328,515	504,265

Basic denominator
Weighted-average outstanding shares, after deducting the average of treasury shares	503,903,035	999,560,261		494,888,956	925,051,839

Earnings per share (in R$) — Basic	0.26	0.26		0.36	0.36

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2011

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

Diluted

	For the Three-month period ended in March 31, 2011	For the three-month period ended in March 31, 2010
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	259,821	328,515
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau.	53	370
	259,874	328,885

Net income allocated to common shareholders	130,982	175,750
Less:
Adjustment to net income allocated to common shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau.	(53)	(370)

	130,929	175,380

Diluted denominator
Weighted - average number of shares outstanding
Common Shares	503,903,035	494,888,956
Preferred Shares
Weighted-average number of preferred shares outstanding	999,560,261	925,051,839
Potential increase in number of preferred shares outstanding in respect of stock option plan	610,640	2,995,219
Total	1,000,170,901	928,047,058

Earnings per share — Diluted (Common and Preferred Shares)	0.26	0.35

The Company does not have instruments that were not included in the calculation of diluted EPS because they were antidilutive.

NOTE 17 — LONG-TERM INCENTIVE PLANS

I) Gerdau S.A.

The Extraordinary Shareholders’ Meeting held on April 30, 2003 decided, based on a previously approved plan and within the limit of the authorized capital, to grant preferred stock options to management, employees, or people who render services to the Company or its subsidiaries, and approved the development of the Long-Term Incentive Program that represents a new method of compensation of the strategic officers of the Company. The options can be exercised in a maximum of five years after the grace period.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2011

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

a)         Summary of changes in the plan:

				Quantity of shares
Year of grant	Exercise price - R$	Vesting period	Average accrued market price	Initial balance on December 31, 2010	Granted	Cancelled	Exercised	End balance on March 31, 2011

2004	6.78	5 years	22.31	988,582	—	—	(59,459)	929,123
2005	10.58	3 years	22.31	387,116	—	—	(6,928)	380,188
2005	10.58	5 years	22.31	932,681	—	—	(50,992)	881,689
2006	12.86	5 years	22.31	1,624,621	—	—	(68,718)	1,555,903
2007	17.50	5 years	22.31	1,280,299	—	—	(8,142)	1,272,157
2008	26.19	5 years	22.31	1,083,020	—	(4,733)	—	1,078,287
2009	14.91	5 years	22.31	2,169,036	—	(3,573)	(10,064)	2,155,399
2010	29.12	5 years	22.31	1,184,986	—	(1,913)	—	1,183,073
2011	22.61	5 years	22.31	—	1,423,876	(2,513)	—	1,421,363
				9,650,341	1,423,876	(12,732)	(204,303)	10,857,182

				Quantity of shares
Year of grant	Exercise price - R$	Vesting period	Average accrued market price	Initial balance on December 31, 2009	Granted	Cancelled	Exercised	End balance on December 31, 2010

2004	6.78	5 years	25.02	1,106,729	—	(4,702)	(113,445)	988,582
2005	10.58	3 years	25.02	426,401	—	(3,315)	(35,970)	387,116
2005	10.58	5 years	25.02	1,107,268	—	(3,926)	(170,661)	932,681
2006	12.86	5 years	25.02	1,682,616	—	(25,562)	(32,433)	1,624,621
2007	17.50	5 years	25.02	1,336,760	—	(22,836)	(33,625)	1,280,299
2008	26.19	5 years	25.02	1,128,810	—	(42,553)	(3,237)	1,083,020
2009	14.91	5 years	25.02	2,246,116	—	(46,531)	(30,549)	2,169,036
2010	29.12	5 years	25.02	—	1,208,576	(23,590)	—	1,184,986
				9,034,700	1,208,576	(173,015)	(419,920)	9,650,341

As of March 31, 2011 the Company has a total of 12,219,993 preferred shares in treasury. These shares may be used for serving this plan. The exercise of the options before the grace period end was due to retirement and/or death.

b) Status of the plan as of March 31, 2011:

	Grant
	2004	2005	2006	2007	2008	2009	2010	2011	Average
Total options granted	929,123	1,261,877	1,555,903	1,272,157	1,078,287	2,155,399	1,183,073	1,421,363
Exercise price- R$	6.78	10.58	12.86	17.50	26.19	14.91	29.12	22.61	17.40
Fair value of options on the granting date - R$ per option (*)	1.92	1.11	4.33	7.64	10.55	6.98	13.07	11.30	7.15
Average exercise period on the grant date (years)	4.95	4.73	4.87	4.90	4.89	4.87	4.86	4.84	4.86

(*) Calculated considering the model of Black-Scholes.

The percentage of by which shareholders’ interests could potentially be diluted if all options were exercised is approximately 0.9%.

The long-term incentive plans costs recognized in the profit for the year were R$3,765 at March 31, 2011 (R$ 3,130 at March 31, 2010).

c) Economic assumptions used to recognize costs of employee compensation:

The Company recognizes costs of employee compensation based on the fair value of the options granted, considering their fair value on the date of granting. The Company uses the Black-Scholes model for determining the fair value of the options. To determine fair value, the Company used the following economic assumptions:

Gerdau

	Grant 2004	Grant 2005	Grant 2006	Grant 2007	Grant 2008	Grant 2009	Grant 2010	Grant 2011
Dividend yield	7.03%	7.90%	9.99%	4.32%	2.81%	4.13%	2.08%	2.06%
Stock price volatility	43.31%	39.00%	41.51%	38.72%	37.77%	57.81%	57.95%	57.15%
Risk-free rate of return	8.38%	8.38%	12.80%	12.40%	14.04%	12.32%	12.73%	11.85%
Expected period until maturity	4.9 years	4.7 years	4.9 years	4.9 years	4.9 years	4.9 years	4.9 years	4.8 years

The Company settles this employee benefit plan by delivering shares it has issued, which are kept in treasury until the exercise of the options by its employees.

II) Gerdau Ameristeel Corporation — (“Gerdau Ameristeel”)

In February 2010, the Board of Directors of the Company approved the adoption of the Equity Incentive Plan (the “EIP”). Awards under the EIP may take the form of stock options, SARs, deferred share units (“DSUs”), restricted share units (“RSUs”), performance share units (“PSUs”), restricted stock, and/or other share-based awards. Except for stock options,

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2011

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

which must be settled in common shares, awards may be settled in cash or common shares as determined by the Company at the time of grant.

For the portion of any award which is payable in options or SARs, the exercise price of the options or SARs will be no less than the fair market value of a common share on the date of the award. The vesting period for all awards (including RSUs, DSUs and PSUs) is determined by the Company at the time of grant. Options and SARs have a maximum term of 10 years.

On March 12, 2010, an award of approximately US$ 11.8 million (R$ 20.8 million) was granted to participants under the EIP for 2010 performance. The Company issued 1,728,689 equity-settled SARs, 277,621 RSUs, and 396,602 PSUs under this plan. This award is being accrued over the vesting periods, between 4 to 5 years.

On March 16, 2011, an award of approximately US$ 11.2 million (R$ 18.2 million) was granted to participants under the EIP for 2011 performance. The Company issued 1,280,082 equity-settled SARs, 107,286 RSUs, and 214,572 PSUs under this plan. This award is being accrued over the vesting period of 5 years.

In connection with the adoption of the EIP, the Company terminated the existing long-term incentive plan (“LTIP”), and no further awards will be granted under the LTIP. All outstanding awards under the LTIP will remain outstanding until either exercised, forfeited or they expire. At March 31, 2011, there were 2,506,976 cash-settled SARs, 1,424,164 stock options, and 262,125 phantom shares outstanding under the LTIP. These awards are being accrued over the vesting period.

On August 30, 2010, Gerdau S.A. indirectly acquired all of the outstanding common shares of the Company not already owned, directly or indirectly, by Gerdau S.A. In connection with the acquisition, all outstanding Options, SARs, PSUs, RSUs, and Phantom Shares as well as shares under the amended and restated employment agreement of the Company’s President and Chief Executive (the “Executive”) were converted to awards in respect of American Depository Shares of Gerdau S.A. (“ADS”), which represents the right to receive one preferred share of Gerdau S.A. The conversion was based on the relative value of a common share of the Company to ADS as at the closing of the Arrangement in order to maintain an equivalent intrinsic value of the award at the time of the exchange. A conversion factor was applied of 0.7993 (the “conversion factor”), equal to the final closing price of a common share of the Company on the New York Stock Exchange (“NYSE”) divided by the closing price of an ADS on the NYSE on August 27, 2010, the last trading day for the Company’s common shares.

All amounts (e.g. grants, exercises, forfeitures, weighted average fair value, fair value, etc.) disclosed in this footnote regarding share based activity prior to August 30, 2010 (the “modification date”) are on a pre-conversion basis in respect of the Company’s common shares. All amounts disclosed related to activity after the modification date are on a post-conversion basis in respect of ADSs.

Modification expenses for equity-settled option awards are recognized if the effect of the modification increases the total fair value of the equity-settled awards or is otherwise beneficial to the employee. The incremental fair value granted is the difference between the fair value of the modified equity award and that of the original award, both estimated at the date of modification. If the modification occurs during the vesting period, the incremental fair value granted is recognized for services received over the remaining vesting period while the original grant date fair value of the original equity award continues to be recognized in accordance with the original vesting period. If the modification occurs after vesting date, the incremental fair value granted is recognized immediately. The modification date fair value of all of the Company’s equity settled awards was less than the fair value of the original awards at the modification date. As such, no incremental expense was recognized by the Company. The modification did not impact the Company’s classification of equity-settled and cash-settled awards.

Phantom Shares

Phantom Shares provide the holder with the opportunity to receive a cash payment equal to the fair market value of the ADSs. Phantom Shares vest 25% each year over a four year period with the holders receiving payment for vested shares on each grant anniversary date. The holders of Phantom Shares have no voting rights, but accumulate additional shares based on notional dividends paid by Gerdau S.A. on its ADSs at each dividend payment date, which are reinvested as additional Phantom Shares. Compensation expense related to Phantom Shares is recognized over the vesting period based upon the number of shares that are expected to vest and remain outstanding at the end of the reporting period. On the date of grant, the fair value of a Phantom Share is equal to the fair value of the underlying reference shares. For Phantom Shares, the fair value is remeasured at each balance sheet reporting date.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2011

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

Share Appreciation Rights (SARs)

SARs provide the holder with the opportunity to receive either common shares or a cash payment equal to the fair market value of the Company’s common shares less the grant price. The grant price is set at the closing price of the Company’s common shares on the grant date. SARs have a vesting period of four to five years and expire ten years after the grant date. Expenses with this plan are recognized based on the fair value of the awards that are still in the vesting period and remain outstanding at the end of the reporting period. The Black-Scholes option pricing model is used to calculate an estimate of fair value.   The Company has SARs that may be settled in shares or in cash.  For equity-settled SARs, the fair value is estimated only on the grant date. For cash-settled SARs, the fair value is remeasured at each reporting date.

The grant date fair value of equity-settled SARs granted during the three months period ended March 31, 2011 and 2010 was US$ 5.45 and US$3.72 (R$ 8.88 and R$ 6.63) and the principal assumptions used in applying the Black-Scholes option pricing model were as follows:

	2011	2010
Dividend yield	2.56%	2.77%
Stock price volatility	52.75%	60.99%
Risk-free rate of return	2.37%	2.81%
Expected period until maturity	6.51 years	6,51 years

SARs for settlement in shares, which were modified during the year ended December 31, 2010, the fair value at the date of modification was US$ 6.40 (equivalent to R$ 10.42). The principal assumptions used in the Black-Scholes pricing model were the following:

2010
Dividend yield	2.95%
Volatility in the share price	53.63%
Free rate of return risk	1.77%
Expected period to maturity	6.04 years

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires the use of subjective assumptions. Expected volatility was based on historical volatility of the Company’s stock as well as other companies operating similar businesses. The expected life (in years) was determined using historical data to estimate SARs exercise patterns. The expected dividend yield was based on the historical annualized dividend rates. The risk free interest rate was based on the rate for US Treasury bonds commensurate with the expected term of the granted SARs.

Restricted Share Units (RSUs)

RSUs entitle their holders to receive a certain number of common shares after a determined vesting period. The RSUs have a vesting period of five years. The holders of RSUs have no voting rights, but accumulate additional units based on notional dividends paid by the Company on its common shares at each dividend payment date, which are reinvested as additional RSUs. Expenses related to RSUs are recognized over the vesting period based on the fair value of the Company’s common shares on the grant date and the awards that are expected to be granted. The fair value is calculated based on the closing price of the Company’s common shares on the grant date. The weighted average fair value of RSUs granted was US$ 13 and US$ 7.89 (R$ 21.17 and R$ 14.05) for the three months periods ended March 31, 2011 and 2010.

During the year ended December 31, 2010, all RSUs were converted into awards for the ADRs (based on conversion factor) that resulted in an average fair value at the modification date of US$ 9.87 (equivalent to R$ 16.45).

Performance Share Units (PSUs)

PSUs give the holder the right to receive one common share for each unit that vests on the vesting date as determined by the Company. The holders of PSUs accumulate additional units based upon notional dividends paid by the Company on its

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2011

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

common shares on each dividend payment date, which are reinvested as additional PSUs. The percentage of PSUs initially granted depends upon the Company’s performance over the performance period against pre-established performance goals. Expenses related to each PSU grant are recognized over the performance period based upon the fair value of the Company’s PSUs on the grant date and the number of units expected to be exercised. The fair value is calculated based on the closing price of the Company’s common shares on the date of grant. The weighted average fair value of PSUs granted was US$ 13 and US$ 7.89 (R$ 21.17 and R$ 14.05) for the three months periods ended March 31, 2011 and 2010.

During the year ended December 31, 2010, all PSUs were converted into awards for the ADRs (based on conversion factor) that resulted in an average fair value at the modification date of US$ 9.87 (equivalent to R$ 16.45).

Stock Options

The Company’s stock options vest over a period of four years. The maximum term of an option is 10 years from the date of grant. On the date of grant, the exercise price of options is based on the fair value of the underlying reference shares.

During the year ended December 31, 2010, all of the Company’s stock options were converted to awards in respect of ADSs (based on the conversion factor). The Company revalued the original awards at the modification date and also fair valued the new awards at the modification date. Both values were derived using the Black-Scholes option-pricing model. The modification date fair value of the new awards was less than the fair value of the original awards at the modification date. As such, no incremental expense was recognized by the Company.

The table below summarizes stock options:

	March 31, 2011			March 31, 2010
	Number of shares	Average market price in the period		Number of shares	Average market price in the period
		US$	R$		US$	R$
Available at the beginning of the year	1,640,591	8.08	13.16	2,828,498	5.79	9.65
Options exercised (a)	(93,256)	3.43	5.59	(299,589)	3.09	5.15
Options cancelled	—	—	—	(355,194)	5.11	8.51
Exchange for options of Gerdau S.A.	—	—	—	(2,173,715)	10.99	18.31
Available at the end of the period	1,547,335	8.36	13.62	—	—	—

Shares exercised	968,125			—

(a) The weighted-average price was based on the exercise date.

The summary of the stock options after the modification date is as follows:

	March 31, 2011
	Quantity of shares	Exercise average price
		US$	R$
Changed stocks (referred to Gerdau S.A. ADSs)	1,737,318	7.86	12.80
Options exercised (b)	(96,727)	4.11	6.69
Available at the end of the year	1,640,591	8.08	13.16

Exercisable options	968,125	10.15	16.53

(b) The weighted-average price was based on the exercise date.

The table below summarizes information with respect to options held on March 31, 2011:

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2011

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

Excercise price range	Quantity Available	Average period of grace (in year)	Average price of exercise		Number exercisable at March 31, 2011
			US$	R$
US$ 1.73 to US$ 4.35 (R$ 2.82 to R$ 7.08)	983,947	7.0	4.07	6.63	459,046
US$ 11.89 to US$ 13.64 (R$ 19.37 to R$ 22.22)	338,966	5.7	13.19	21.48	338,966
US$ 19.84 (R$ 32.31)	224,422	6.9	19.84	32.31	170,113
	1,547,335				968,125

In the quarters ended March 31, 2011 and 2010, the costs recognized by the Company for all equity-settled awards were US$ 1.5 million (R$ 2.4 million) and US$ 0.6 million (R$ 1.0 million), respectively. The Company recorded compensation expenses of US$ (0.3) million (R$ (0.5) million) and US$ 1.0 million (R$ 1.6 million), respectively, related to cash settled option awards for the quarters ended March 31, 2011 and 2010.

III) Gerdau MacSteel Inc. (“Gerdau MacSteel”)

Gerdau Macsteel Inc. and its subsidiaries have long-term incentive plans that are designed to reward the Company’s senior management with bonuses based on the achievement of return on capital invested targets.  Bonuses which have been earned are awarded after the end of the year in the form of cash or stock appreciation rights (“SARs”).  The portion of any bonus which is payable in cash is to be paid in the form of phantom stock.  The number of shares of phantom stock awarded to a participant is determined by dividing the cash bonus amount by the market value of the Gerdau S.A. Common Share at the date the award of phantom stock is made, based in the average price of Common Shares in the New York Stock Exchange. Phantom stock and SAR’s vest 25% on each of the first four anniversaries of the date of the award. Phantom Stock is paid in cash when exercised. An award of approximately US$ 0.8 million (R$ 1.3 million as of March 31, 2011) was earned by participants in the first quarter of 2011 and was granted 41% in SARs, 39% in Performance Shares and 20% in Restrict Shares. In 2010 an award of approximately US$ 1.1 million (R$ 1.83 million as of March 31, 2011) was granted to the employees and was issued 44% in SAR’s, 37% in Performance Shares and 19% in Restrict Shares.

The subsidiary Gerdau MacSteel uses the Black-Scholes pricing method to determine the fair value of stock appreciation rights, recognizing the stock compensation cost as services are provided. The subsidiary used the following economic assumptions to recognize the fair value of these instruments:

Performance Shares

Dividend yield	2.16%
Volatility in the share price	52.81%
Free rate of return risk	2.619%
Expected period to maturity	4.76 years

SARS and Restrict Shares

Dividend yield	2.75%
Volatility in the share price	52.81%
Free rate of return risk	2.746%
Expected period to maturity	6.26 years

As of March 31, 2011 long-term incentive plan costs not yet recorded related to grants still in the grace period amounted to approximately US$ 2.1 million (R$ 3.4 million as of March 31, 2011), and the average period for recognizing these costs was 4.8 years.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2011

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

NOTE 18 — SEGMENT REPORTING

The Gerdau Executive Committee, which is composed of most of the senior officers of the Company, is responsible for managing the business.

The segments of the Company are as follows: Brazil Operation (includes operations in Brazil, except specialty steels), North America Operation (includes all operations in North America, except those of Mexico and specialty steels (Macsteel)), Latin America Operation (includes all operations in Latin America, except Brazil) and Specialty Steel Operation (including specialty steel operations in Brazil, Europe, the United States and India).

	Business Segments
	Brazil Operation		North America Operation		Latin America Operation		Specialty Steels Operation		Eliminations and Adjustments		Consolidated
	March 31, 2011	March 31, 2010	March 31, 2011	March 31, 2010	March 31, 2011	March 31, 2010	March 31, 2011	March 31, 2010	March 31, 2011	March 31, 2010	March 31, 2011	March 31, 2010
Net sales	3,128,490	2,994,998	2,628,192	1,999,191	1,028,277	802,432	1,753,573	1,434,702	(174,741)	(123,737)	8,363,791	7,107,586
Cost of sales	(2,655,050)	(2,211,417)	(2,321,089)	(1,806,967)	(882,427)	(688,185)	(1,509,309)	(1,138,612)	168,813	144,902	(7,199,062)	(5,700,279)
Gross profit	473,440	783,581	307,103	192,224	145,850	114,247	244,264	296,090	(5,928)	21,165	1,164,729	1,407,307
Selling expenses	(71,309)	(68,344)	(24,869)	(19,412)	(22,002)	(15,747)	(20,049)	(17,721)	5	(1)	(138,224)	(121,225)
General and administrative expenses	(233,066)	(177,961)	(97,432)	(94,861)	(42,925)	(30,942)	(60,149)	(61,630)	(7,694)	(16,667)	(441,266)	(382,061)
Other operating income (expenses)	27,321	(34,266)	3,647	4,695	6,938	3,682	1,947	(14,202)	(4,447)	62,248	35,406	22,157
Equity in earnings of unconsolidated companies	—	—	36,343	13,868	7,692	3,969	(4,429)	(5,725)	(5,682)	3,190	33,924	15,302
Operational (Loss) income before financial income (expenses) and taxes	196,386	503,010	224,792	96,514	95,553	75,209	161,584	196,812	(23,746)	69,935	654,569	941,480
Finacial income	39,418	29,900	434	749	5,741	10,557	31,387	58,695	(18,839)	(24,099)	58,141	75,802
Financial expenses	(90,405)	(77,767)	(48,251)	(58,483)	(20,678)	(17,172)	(59,473)	(57,159)	(36,693)	(42,621)	(255,500)	(253,202)
Exchange variations, net	64,974	(80,631)	8,044	(3,477)	4,745	10,194	(2,579)	(2,027)	(49,299)	5,096	25,885	(70,845)
Gain (losses) on derivatives, net	—	—	—	—	(666)	(1,246)	—	511	797	2,184	131	1,449
Income (Loss) before taxes	210,373	374,512	185,019	35,303	84,695	77,542	130,919	196,832	(127,780)	10,495	483,226	694,684
Income and social contribution taxes	(68,892)	(98,069)	(45,265)	7,561	(19,752)	(21,312)	(45,340)	(60,307)	105,462	50,187	(73,787)	(121,940)
Net income	141,481	276,443	139,754	42,864	64,943	56,230	85,579	136,525	(22,318)	60,682	409,439	572,744

Supplemental information:
Net sales between segments	176,750	492,951	1,464	48,485	—	—	26,190	63,008	70	115,754	204,474	720,198
Depreciation/amortization	218,164	229,765	106,786	110,652	32,819	32,963	82,430	92,920	7,365	(6,546)	447,564	459,754
Investments in associates and jointly-controlled entities	—	—	248,261	251,681	782,477	857,919	32,488	11,441	224,613	112,874	1,287,840	1,233,915
Total assets	13,910,413	13,640,973	12,434,759	13,163,546	5,637,551	4,839,060	9,331,629	10,804,377	1,457,300	3,187,604	42,771,652	45,635,560
Total liabilities	5,280,295	5,422,991	6,080,256	6,032,679	2,620,696	1,580,379	5,656,091	5,879,647	2,748,119	4,065,525	22,385,457	22,981,221

The main products by business segment are:

Brazil Operation: rebar, bars, wire rod, shapes, drawn products, billets, blooms, slabs, wire rod and structural shapes.

North America Operation: rebar, bars, wire rod, light and heavy structural shapes.

Latin America Operation: rebar, bars and drawn products.

Specialty Steel Operation: stainless steel, round, square and flat bars, wire rod.

The column of eliminations and adjustments includes the elimination of sales between segments applicable to the Company in the context of the Condensed Consolidated Interim Financial Statements.

The Company’s geographic information with revenues classified according to the geographical region where the products were shipped is as follows:

									Geographic Area
	Brazil		Latin America (1)		North America (2)		Europe/Asia		Consolidated
	March 31, 2011	March 31, 2011	March 31, 2011	March 31, 2010	March 31, 2011	March 31, 2010	March 31, 2011	March 31, 2010	March 31, 2011	March 31, 2010
Net sales	3,518,186	3,402,044	1,028,277	802,432	3,232,714	2,508,804	584,614	394,306	8,363,791	7,107,586
Total assets	18,835,442	20,540,092	5,637,551	4,839,060	16,329,473	17,651,244	1,969,186	2,605,164	42,771,652	45,635,560

(1) Does not include operations of Brazil

(2) Does not include operations of Mexico

IFRSs require that the Company discloses the revenue per product unless the information is not available and the cost to obtain it would be excessive. Accordingly, management does not consider this information useful for its decision making process, because it would entail aggregating sales for different markets with different currencies, subject to the effects of exchange differences. Steel consumption patterns and the pricing dynamics of each product or group of products in different countries and different markets within these countries are poorly correlated, and thus the information would not be useful and would not serve to conclude on historical trends and progresses. In light of this scenario and considering that the information on revenue by product is not maintained on a consolidated basis and the cost to obtain revenue per product would be excessive compared to the benefits that would be derived from this information, the Company is not presenting the breakdown of revenue by product.

NOTE 19 — EXPENSES BY NATURE

The Company opted to present its Consolidated Statement of Income by function. As required by IFRS, the Consolidated Statement of Income by nature is as follows:

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2011

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

	For the Three-Month periods ended
	March 31, 2011	March 31, 2010
Depreciation and amortization	(447,564)	(459,754)
Labor expenses	(1,127,604)	(977,305)
Raw material and consumption material	(5,190,502)	(3,909,085)
Freight	(433,391)	(346,467)
Other expenses	(544,084)	(488,797)
	(7,743,145)	(6,181,408)

Classified as:
Cost of sales	(7,199,062)	(5,700,279)
Selling expenses	(138,224)	(121,225)
General and administrative expenses	(441,266)	(382,061)
Other operating income	45,330	38,608
Other operating expenses	(9,923)	(16,451)
	(7,743,145)	(6,181,408)

NOTE 20 — FINANCIAL INCOME

The amounts recorded as “Financial Income” include: income from short-term investments in the amount of R$ 23,183 (R$ 55,875 as of March 31, 2010) and interest income and other financial incomes in the amount of R$ 34,958 (R$ 19,927 as of March 31, 2010).

The amounts recorded as “Financial Expenses” include: Interest on the debt in the amount of R$ 203,868 (R$ 218,657 as of March 31, 2010) and monetary variation and other financial expenses in the amount of R$ 51,632 (R$ 34,545 as of March 31, 2010).

The amounts recorded as “Exchange Variation, net” include principally the exchange variation of export receivables, import payables, and debts in foreign currency. Net exchange variation totaled an income of R$ 25,885 as of March 31, 2011 (expense of R$ 70,845 as of March 31, 2010).

The gains and losses on derivatives, net include income and expenses arising from fluctuation in the value of derivatives. As of March 31, 2011, the gains and losses with derivatives, net total an income of R$ 131 (income of R$ 1,449 as of March 31, 2010).

NOTE 21 — IMPAIRMENT OF ASSETS

The impairment test of goodwill and other long-lived assets is tested based on the analysis and identification of facts or circumstances that may involve the need to perform the impairment test. The Company performs impairment tests of goodwill and other long-lived assets, based on projections of discounted cash flows, which take into account assumptions such as: cost of capital, growth rate and adjustments applied to flows in perpetuity, methodology for working capital determination, investment plans, and long-term economic-financial forecasts. To determine the recoverable amount of each business segment, the Company used the discounted cash flow method, taking as basis, financial and economic projections to each segment. The projections were updated taken into consideration observed changes in the economic scenario to the market where the Company performs its business, as well as premises of expected results and historical profitability to each segment.

The impairment test of goodwill and other long-lived assets is based on the analysis and identification of events or circumstances that may involve the need to perform the impairment test. The Company conducts the impairment tests of goodwill and other long-lived assets based on projections of discounted cash flows, which take into account assumptions such as: cost of capital, growth rate and adjustments applied to flows in perpetuity, methodology to determine working capital, investment plans, and long-term economic and financial forecasts. Goodwill allocated to the business segments is

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2011

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

tested for impairment annually or more frequently if events or changes in circumstances indicate that its carrying amount may not be recovered.

The Company concluded that there are no indications that an impairment test of goodwill and other long-lived assets during the first quarter of 2011 is required.

NOTE 22 - SUBSEQUENT EVENTS

I) On April 12, 2011, the Board of Directors of Gerdau SA approved the issuance of 68,026,910 common shares and 134,830,100 preferred shares, totaling a capital increase of approximately R$ 3.7 billion, undertaken in the context of the primary public offering of Company shares. On the same date, a secondary public offering was conducted, comprising a total of 69,000,000 preferred shares of Gerdau S.A. owned by shareholders Metalúrgica Gerdau S.A. and Gerdau BG Participações S.A., totaling R$ 1.3 billion, which was used by the selling shareholders to subscribe and pay-in primary offering shares. As part of the Global Offering, comprising the primary and secondary offerings, there Company raised approximately R$ 5.0 billion and used approximately R$ 3.7 billion to increase the capital of Gerdau S.A. After this increase, the capital is now R$ 19.3 billion represented by 573,627,483 common shares and 1,146,031,245 preferred shares, all registered and without notional value. The shares issuance price, set after the book building process, was R$ 15.60 per common share and R$ 19.25 per preferred share of Gerdau S.A.

Additionally, the number of shares initially offered under the Global Offering may be increased by an overallotment (green shoe) of up to 10,204,036 new common shares and 20,408,072 preferred shares to be issued by the Company. The overallotment option can be exercised by the book runner and the global underwriter of the Offering, in whole or in part, over a thirty-day period from the date of publication of the Notice of Commencement of Public Offering, inclusive (April 13, 2011) under the same conditions and price of shares or ADSs, as applicable, initially offered.

As prescribed in the final offering prospectus, the proceeds from the offering will be used in investments in improvement and expansion of the installed capacity of the Company to strengthen the Company’s liquidity and prepay borrowings taken by its wholly-owned subsidiaries in North America. On April 18, 2011, there was the financial settlement of the primary and secondary public offerings of shares, resulting in a net cash inflow of R$3.6 billion. Of this amount, R$2.1 billion were used to prepay, on April 21, the borrowings taken by its wholly-owned subsidiaries in North America. The remaining balance was incorporated into the Company’s cash.

II) On May 2, 2011, the Company proposed to anticipate the payment of dividends on  income of the three months period ended March 31, 2011, which will be calculated and credited on the shareholding interest owned on May 19, 2011, in the amount of R$ 102,344 (R$ 0.06 per common and preferred share), with payment on May 27, 2011. These amounts were considered as payment in advance of the minimum dividends established by the Company’s bylaws, and were submitted to the approval of the Board of Directors on May 5, 2011.

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